                                           FILED PURSUANT TO RULE 424(b)(4)
                                           REGISTRATION STATEMENT NO. 333-40807
    LOGO

                               25,000,000 SHARES

                                  SAFEWAY INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Of the 25,000,000 shares of Common Stock offered, 22,500,000 shares are being offered hereby in the United States and 2,500,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both offerings. See "Underwriting".

     All the shares of Common Stock offered are being sold by the Selling Stockholders and include 22,134,636 presently outstanding shares and 2,865,364 shares to be issued concurrently with the consummation of these offerings upon the exercise of outstanding warrants. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares other than $2,865,364 (assuming no exercise of the Underwriters' over-allotment options) representing the exercise price of the warrants.

     The last reported sale price of the Common Stock, which is listed under the symbol "SWY", on the New York Stock Exchange on December 11, 1997 was $59 13/16. See "Price Range of Common Stock".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                  INITIAL PUBLIC     UNDERWRITING     PROCEEDS TO SELLING
                                                  OFFERING PRICE     DISCOUNT(1)        STOCKHOLDERS(2)
                                                  --------------     ------------     -------------------
Per Share......................................       $59.75            $1.50              $58.25
Total(3).......................................   $1,493,750,000     $37,500,000       $1,456,250,000

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Includes an aggregate of $2,865,364 to be paid to the Company representing the exercise price of warrants for 2,865,364 shares at $1.00 per share. Expenses of the offerings, estimated at $950,000, will be paid by the Company.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 3,375,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 375,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be $1,717,812,500, $43,125,000 and $1,674,687,500, respectively, and the total amount to be paid to the Company representing the exercise price of warrants will be $3,295,169. See "Underwriting".
                            ------------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about December 17, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                             MORGAN STANLEY DEAN WITTER
                                                   MERRILL LYNCH & CO.
DONALDSON, LUFKIN & JENRETTE
        SECURITIES CORPORATION
                  LEHMAN BROTHERS
                                   SBC WARBURG DILLON READ INC.
                                                SALOMON SMITH BARNEY
                            ------------------------

               The date of this Prospectus is December 11, 1997.

                                    [Graphic]
Map depicting territories in the United States and Canada in which Safeway Inc. operates.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERINGS MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                             AVAILABLE INFORMATION

     Safeway Inc. ("Safeway" or the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov., which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements of the Company, the notes thereto and the other financial data contained elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised. This Prospectus, and the documents incorporated herein, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks, including among others: general business and economic conditions in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's efforts to reduce costs; the ability to integrate The Vons Companies, Inc. ("Vons") and achieve operating improvements at Vons; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     Safeway is the second largest food and drug chain in North America (based on sales), with 1,367 stores (including 315 Vons stores) at September 6, 1997. The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. The Company also has Canadian retail operations which are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its ten retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     On April 8, 1997, the Company completed the merger with Vons pursuant to which the Company issued 41.6 million shares of the Company's Common Stock for all of the shares of Vons common stock that it did not already own (the "Merger"). The Company also holds a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which, as of September 6, 1997, operated 71 food and general merchandise stores in western Mexico.

     Sales and net income for 1996 were $17.3 billion and $460.6 million, respectively. Operating cash flow (FIFO earnings before interest, taxes, depreciation, amortization, income from unconsolidated affiliates, extraordinary losses and cumulative effect of accounting changes) increased from $768.6 million in 1992 to $1.2 billion in 1996. In addition, income per share (before extraordinary items and the cumulative effect of accounting changes) increased from $0.41 in 1992 to $1.93 in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations".

OPERATING STRATEGY

     Since late 1992, Safeway has focused on three priorities for improving its operating results: (1) controlling costs, (2) increasing sales and (3) improving capital management. Safeway has made substantial progress in these areas and is applying these priorities to Vons' operations, but there can be no assurance as to the future results Safeway will be able to achieve.

  Controlling Costs

     Safeway has focused on controlling and reducing elements of its cost of sales through better buying practices, lower advertising expenses, distribution efficiencies, manufacturing plant closures and consolidations, and its category management process. Safeway's efforts to control or reduce operating and administrative expenses have included overhead reduction in its administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees. Safeway's operating and administrative expense as a percentage of sales has declined 199 basis points from 24.47% in 1992 to 22.48% in 1996. This percentage has increased following the Merger due to Vons' historically higher operating and administrative expense to sales ratio and as a result of increased goodwill amortization. Safeway has begun to realize economies of scale and to implement certain programs that have been successful at Safeway which are expected to generate operating improvements and cost savings for Vons. In addition, on a pro forma basis, the Company continued to reduce operating and administrative expenses as a percentage of sales in the second and third quarters of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations".

  Increasing Sales

     Safeway has increased sales by maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. As a result, same-store sales growth since year end 1992 through 1996 and in the first three quarters of 1997 have been among the highest in the industry. Safeway has over 800 premium corporate brand products under the "Safeway SELECT" banner. Since the Merger, Safeway has been applying certain sales strategies that have been employed successfully by each of Safeway and Vons. For example, Safeway recently introduced the Safeway Club Card in its northern California division (a customer loyalty program designed to reward frequent shoppers), which was inspired by a similar program at Vons.

  Improving Capital Management

     Safeway's capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, Safeway has expanded its use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for its new stores and remodels. As a result, Safeway's new store prototype is less expensive to build and more efficient to operate than the stores Safeway and Vons previously built and operated. These lower project costs, coupled with Safeway's improved operations, have allowed Safeway to improve its returns on capital investment. Safeway has increased its capital expenditures to $620 million in 1996 from $503 million in 1995 and $352 million in 1994. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million and will be used primarily to open 35 to 40 new stores and complete approximately 180 remodels. Working capital invested in the business has declined substantially since year-end 1992 primarily through lower warehouse inventory levels and improved payables management.

THE MERGER

     In connection with the Merger, the Company repurchased 32.0 million shares of the Company's Common Stock from a partnership affiliated with Kohlberg Kravis Roberts & Co. ("KKR") at $43 per share, for an aggregate purchase price of $1.376 billion (the "Repurchase"). This reduction of 32.0 million shares partially offset the increase of 41.6 million shares issued pursuant to the Merger. To finance the Repurchase, the Company borrowed funds under its new $3.0 billion bank credit agreement (the "Bank Credit Agreement") and has since refinanced these borrowings with proceeds from the sale of commercial paper. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Merger with Vons".

     Unless the context otherwise requires or as otherwise expressly stated, references herein to "Safeway" or the "Company" include Safeway Inc. and its subsidiaries. The principal executive offices of the Company are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and the telephone number is
(510) 467-3000.

                              RECENT DEVELOPMENTS

REFINANCING OUTSTANDING INDEBTEDNESS

     In 1997 Safeway refinanced a substantial portion of its long-term indebtedness in an effort to reduce interest expense, extend the maturities of its long-term indebtedness and enhance its operating and financial flexibility. Pursuant to tender offers and consent solicitations that were completed in September 1997, Safeway repurchased $589.0 million of its outstanding public indebtedness and eliminated certain restrictive covenants in the indentures governing that indebtedness. In addition, Safeway redeemed $285.5 million of Vons' outstanding public indebtedness and repurchased $40.0 million of Safeway's outstanding medium-term notes. Safeway financed the retirement of this long-term indebtedness with proceeds from a public offering in September 1997 of $600 million principal amount of senior debt securities and proceeds from the issuance of commercial paper. Based on current interest rates, net interest savings from the repurchases and redemption are expected to be approximately $14 million per annum. Depending on various factors, including market conditions, Safeway may, from time to time, continue to purchase and retire portions of its long-term debt.

LABOR CONTRACTS

     Safeway recently concluded early negotiations and signed new labor contracts that would have been due to expire in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Spokane, Washington. In addition, union members in British Columbia have ratified a new labor contract. As a result of these early negotiations, the only significant remaining labor contracts due to expire in 1998 are in the Seattle and Winnipeg operating areas covering approximately 110 stores. The last significant labor contract (involving approximately 50 stores) expiring in 1997, in Phoenix, Arizona was finalized in December 1997. Management considers the terms of these new contracts to be satisfactory.

     The third-party distribution operator for Safeway's northern California division, Summit Logistics Inc., recently concluded negotiations with labor, resulting in a new three-year agreement that is considered satisfactory.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been listed on the New York Stock Exchange under the symbol SWY since its initial public offering in May 1990.

     The following table sets forth the high and low sale prices for the Company's Common Stock for the fiscal quarters indicated as reported by the New York Stock Exchange Composite Tape. Prices prior to January 30, 1996 have been adjusted to give effect to a two-for-one stock split effected on that date.

                                                                              HIGH     LOW
                                                                              ----     ----
        1995
          First quarter.....................................................  $18      $15 5/16
          Second quarter....................................................   19  1/4  15 9/16
          Third quarter.....................................................   20 5/16  17  5/16
          Fourth quarter....................................................   25  3/4  19  5/16
        1996
          First quarter.....................................................  $30  1/8 $22  5/16
          Second quarter....................................................   35  5/8  27  5/8
          Third quarter.....................................................   38  1/4  31  3/4
          Fourth quarter....................................................   45  3/8  37  1/4
        1997
          First quarter.....................................................  $52      $41  1/8
          Second quarter....................................................   49  5/8  42  1/4
          Third quarter.....................................................   55  1/2  46  1/8
          Fourth quarter (through December 11, 1997)........................   63 7/16  50  1/16

     The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

                                DIVIDEND POLICY

     Safeway has not declared or paid any cash dividends on its Common Stock since it was acquired by a corporation formed by KKR in 1986, and does not currently intend to declare or pay any cash dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon Safeway's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. See "Description of Capital Stock -- Dividends".

                                 CAPITALIZATION

     The following table sets forth the short-term debt and the capitalization of Safeway at September 6, 1997 (in millions). None of the proceeds from the sale of the shares of Common Stock offered hereby will be received by the Company other than an aggregate of $2,865,364 representing the exercise price of certain outstanding warrants.

        Short-term borrowings(1).............................................   $   217.1
                                                                                =========
        Long-term debt and capital lease obligations.........................   $ 3,136.1
        Stockholders' equity:
          Common Stock, par value $0.01 per share; 750 shares authorized;
             265.2 shares outstanding(2)(3)..................................         2.7
          Additional paid-in capital.........................................     2,459.0
          Unexercised warrants purchased: 15.1 shares(3).....................      (322.7)
          Retained earnings..................................................     1,100.0
          Cumulative translation adjustments.................................         9.6
          Less: Treasury stock at cost; 30.9 shares..........................    (1,327.1)
                                                                                ---------
             Total stockholders' equity......................................     1,921.5
                                                                                ---------
                  Total capitalization.......................................   $ 5,057.6
                                                                                =========

---------------

(1) Consists of current portion of long-term debt and capital lease obligations.

(2) Excludes 20.8 million shares of Common Stock underlying stock options and
    23.4 million shares of Common Stock issuable upon exercise of warrants (the "SSI Warrants") held by SSI Equity Associates, L.P. ("SSI Equity Associates"). In connection with the offerings, it is anticipated that SSI Warrants to purchase 2,865,364 shares of Common Stock will be exercised for an aggregate exercise price of $2,865,364, and SSI Warrants to purchase 5,204,039 shares of Common Stock will be canceled. See "Principal and Selling Stockholders".

(3) SSI Equity Associates is a partnership whose sole assets consist of the SSI Warrants. At December 11, 1997, 64.5% of the shares issuable upon exercise of the SSI Warrants were attributable to limited partnership interests in SSI Equity Associates owned by Safeway.

     Following the offerings, approximately 23.2% of the outstanding Common Stock will be held by two limited partnerships (the "Common Stock Partnerships"). See "Principal and Selling Stockholders". SSI Associates, L.P. ("SSI Associates"), one of the Common Stock Partnerships, made its investment in Safeway in 1986. The limited partnership agreement pursuant to which SSI Associates was organized will, by its terms, expire on December 31, 1998 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, L.P. ("KKR Associates"), the general partner of SSI Associates, will seek such amendments, or, if sought, that such amendments will be approved by the limited partners. If such partnership agreement expires, the limited partnership will dissolve. In the event of the dissolution and winding up of SSI Associates, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreement) and manner of the disposition of any Common Stock held by such partnership, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of SSI Associates, or a combination of the foregoing.

                            SELECTED FINANCIAL DATA

                         SAFEWAY INC. AND SUBSIDIARIES
                (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)

     The financial data below are derived from the audited Consolidated Financial Statements of the Company, except for the financial data for the 36-week periods ended September 6, 1997 and September 7, 1996, which are derived from unaudited financial statements. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes, which are included herein. In the opinion of management, the results of operations for the 36 weeks ended September 6, 1997 and September 7, 1996 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 36 weeks ended September 6, 1997 are not necessarily indicative of the results expected for the full year.

                                                36 WEEKS ENDED
                                             ---------------------         52          52          52          52          52
                                             SEPT. 6,    SEPT. 7,         WEEKS       WEEKS       WEEKS       WEEKS       WEEKS
                                              1997(1)      1996           1996        1995        1994        1993        1992
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
Sales......................................  $14,698.4   $11,782.1      $17,269.0   $16,397.5   $15,626.6   $15,214.5   $15,151.9
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
Gross profit...............................    4,203.4     3,281.2        4,774.2     4,492.4     4,287.3     4,123.3     4,149.9
Operating and administrative expense.......   (3,363.3)   (2,673.2)      (3,882.5)   (3,765.0)   (3,675.2)   (3,681.8)   (3,708.3)
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
Operating profit...........................      840.1       608.0          891.7       727.4       612.1       441.5       441.6
Interest expense...........................     (163.7)     (126.3)        (178.5)     (199.8)     (221.7)     (265.5)     (290.4)
Equity in earnings of unconsolidated
  affiliates...............................       25.6        34.3           50.0        26.9        27.3        33.5        39.1
Other income, net..........................        2.1         3.4            4.4         2.0         6.4         6.8         7.1
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
Income before income taxes, extraordinary
  loss and cumulative effect of accounting
  changes..................................      704.1       519.4          767.6       556.5       424.1       216.3       197.4
Income taxes...............................     (297.5)     (210.4)        (307.0)     (228.2)     (173.9)      (93.0)      (99.0)
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
Income before extraordinary loss and
  cumulative effect of accounting
  changes..................................      406.6       309.0          460.6       328.3       250.2       123.3        98.4
Extraordinary loss, net of tax benefit of
  $41.1, $1.3, $6.7 and $17.1..............      (64.1)         --             --        (2.0)      (10.5)         --       (27.8)
Cumulative effect of accounting changes,
  net of tax benefit of $12.0..............         --          --             --          --          --          --       (27.1)
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
Net income.................................  $   342.5   $   309.0      $   460.6   $   326.3   $   239.7   $   123.3   $    43.5
                                             =========   =========      =========   =========   =========   =========   =========
Earnings per common share and common share
  equivalent (fully diluted):
  Income before extraordinary loss and
    cumulative effect of accounting
    changes................................  $    1.64   $    1.29      $    1.93   $    1.35   $    1.01   $    0.50   $    0.41
  Extraordinary loss.......................      (0.26)         --             --       (0.01)      (0.04)         --       (0.12)
  Cumulative effect of accounting
    changes................................         --          --             --          --          --          --       (0.11)
                                             ---------   ---------      ---------   ---------   ---------   ---------   ---------
  Net income...............................  $    1.38   $    1.29      $    1.93   $    1.34   $    0.97   $    0.50   $    0.18
                                             =========   =========      =========   =========   =========   =========   =========
FINANCIAL STATISTICS:
Same-store sales(2)........................        0.9%        5.3%           5.1%        4.6%        4.4%        2.1%       (1.6)%
Gross profit margin........................      28.60%      27.85%         27.65%      27.40%      27.44%      27.10%      27.39%
Operating and administrative expense as a
  percent of sales.........................      22.88%      22.69%         22.48%      22.96%      23.52%      24.20%      24.47%
Operating profit margin....................        5.7%        5.2%           5.2%        4.4%        3.9%        2.9%        2.9%
Capital expenditures(3)....................  $   379.6   $   323.7      $   620.3   $   503.2   $   352.2   $   290.2   $   553.4
Depreciation and amortization..............      304.4       233.5          338.5       329.7       326.4       330.2       320.3
Total assets...............................    8,176.2     5,272.3        5,545.2     5,194.3     5,022.1     5,074.7     5,225.8
Total debt.................................    3,353.2     1,828.8        1,984.2     2,190.2     2,196.1     2,689.2     3,048.6
Stockholders' equity.......................    1,921.5     1,136.3        1,186.8       795.5       643.8       382.9       243.1
Weighted average common shares and common
  share equivalents (fully diluted) (in
  millions)................................      247.5       240.1          238.4       243.5       247.1       246.9       238.0
OTHER STATISTICS:
Total stores at period-end.................      1,367       1,050          1,052       1,059       1,062       1,078       1,103
Remodels completed during the period (4)...         72          65            141         108          71          45          63
Total retail square footage at period-end
  (in millions)............................       52.0        39.9           40.7        40.1        39.5        39.4        39.7

---------------

(1) Safeway completed the acquisition of Vons on April 8, 1997. The results of operations of Vons are included in the Company's results of operations as of the beginning of the second quarter of 1997.

(2) Reflects sales increases (decreases) for stores operating the entire measurement period in both the current and prior periods and does not include replacement stores. The 1997 and 1996 same-store sales figures exclude British Columbia stores, which were closed during a labor dispute during the second and third quarters of 1996. Excluding the effect of the Alberta strike, same-store sales increased 2.2% for the 36-week period ended September 6, 1997. The same-store sales calculation for the 36-week period ended September 6, 1997 includes Vons stores for the entire period.

(3) Defined under "Business -- Capital Expenditure Program".

(4) Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MERGER WITH VONS

     On April 8, 1997, Safeway completed the Merger with Vons. Pursuant to the Merger, Safeway issued 1.425 shares of Safeway Common Stock for each share of Vons stock that Safeway did not already own, or a total of 41.6 million shares of Safeway Common Stock. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations.

     In connection with the Merger, Safeway repurchased 32.0 million shares of Safeway Common Stock from a partnership affiliated with KKR at $43 per share, for an aggregate purchase price of $1.376 billion. To finance the Repurchase, Safeway entered into the Bank Credit Agreement, which provides for, among other things, increased borrowing capacity, extended maturities and the opportunity to pay lower interest rates based on interest coverage ratios or public debt ratings. During the third quarter of 1997, Safeway entered the commercial paper market and used the proceeds to repay borrowings under the Bank Credit Agreement. The Bank Credit Agreement is used primarily as a backup facility to the commercial paper program. As a result of the Repurchase, Safeway increased its debt and interest expense, but also reduced the number of shares of Common Stock outstanding that otherwise would have been used to calculate earnings per share. This reduction of 32.0 million shares partially offset the increase of
41.6 million shares issued pursuant to the Merger.

RESULTS OF OPERATIONS

     12 WEEKS AND 36 WEEKS ENDED SEPTEMBER 6, 1997 COMPARED TO 12 WEEKS AND 36 WEEKS ENDED SEPTEMBER 7, 1996

     Safeway's income before extraordinary loss was $150.0 million ($0.60 per share) for the third quarter of 1997. This compares to $105.9 million ($0.44 per share) for the third quarter of 1996, which includes an estimated $0.07 per share reduction due to labor disputes in the British Columbia and Denver operating areas. In the third quarter of 1997, the Company incurred an extraordinary loss of $59.9 million ($0.24 per share) for the early retirement of debt, which reduced net income to $90.1 million ($0.36 per share). Safeway believes that the effects of the second quarter labor dispute in Alberta reduced third quarter 1997 net income by approximately $0.01 per share. For the first 36 weeks of the year, Safeway's income before extraordinary loss was $406.6 million ($1.64 per share), compared to $309.0 million ($1.29 per share) in 1996.

     Safeway's 1997 income statements include Vons' operating results since the second quarter, while the 1996 income statements reflect Safeway's 35% equity interest in Vons. In order to facilitate an understanding of the Company's operations, the pro forma information described below is based on the 1996 combined historical financial statements of the two companies as if the acquisition had been effective as of the beginning of the period discussed.

     Due primarily to the Merger during the second quarter of 1997, total sales for the third quarter increased 36% on a historical basis from $3.95 billion in 1996 to $5.37 billion in 1997. Combined sales for the third quarter increased 3.2% from 1996 pro forma sales of $5.21 billion. Identical-store sales (stores operating the entire measurement period in both years excluding replacement stores) increased 0.5% while comparable-store sales, which includes replacement stores, increased 1.5%. The lingering effects of the second-quarter strike in Alberta have weakened 1997 identical and comparable-store sales comparisons. Lack of inflation has also softened third quarter 1997 sales. Excluded from identical and comparable store sales comparisons are 86 stores in British Columbia that were closed during a strike-lockout for a portion of the second and third quarters of last year. For the first 36 weeks of the year, total sales increased 25% on a historical basis to $14.7 billion in 1997 from $11.8 billion in 1996, primarily as a result of the Merger.

     Gross profit increased to 28.90% of sales in the third quarter of 1997 compared to 28.11% in 1996 on a pro forma basis (27.48% on a historical basis), primarily due to improvements in buying practices and product mix. In addition, the Company did not record LIFO expense in the second or third quarters of 1997, reflecting management's expectation of little or no inflation for the full year. For the first 36 weeks of the year, gross profit on a historical basis was 28.60% of sales in 1997 compared to 27.85% in 1996.

     Operating and administrative expense was 23.00% of sales for the third quarter of 1997, down 27 basis points from pro forma operating and administrative expense of 23.27% for the same quarter in 1996, reflecting increased sales and efforts to reduce or control expenses. On a historical basis, operating and administrative expense was 22.33% of sales in the third quarter of 1996. For the first 36 weeks of the year, operating and administrative expense on a historical basis was 22.88% compared to 22.69% of sales in 1996. Safeway's operating and administrative expense-to-sales ratio has increased compared to historical results because Vons' operating and administrative expense ratio, when conformed to Safeway's presentation, has historically been higher than Safeway's. In addition, as a result of the Merger, goodwill amortization on an annualized basis has increased by approximately $25 million. Safeway is applying its cost reduction, sales growth and capital management strategies to Vons' operations to offset these negative effects, although there can be no assurance as to the results Safeway will be able to achieve in this regard.

     Interest expense was $62.3 million for the third quarter of 1997, compared to $39.8 million for the same period last year. For the first 36 weeks of the year, interest expense rose to $163.7 million in 1997 from $126.3 million in 1996. The increase in 1997 is the result of debt incurred during the second quarter of 1997 to repurchase stock in conjunction with the Merger. During the third quarter of this year, Safeway recorded an extraordinary loss of $59.9 million ($0.24 per share) for the redemption of $589.0 million of Safeway's public debt, $135.5 million of Vons' public debt, and $40 million of medium-term notes. Safeway financed this redemption with $600 million of new senior debt securities and the balance with commercial paper. The refinancing extends Safeway's overall long-term debt maturities, increases financial flexibility and, based on current interest rates, is expected to reduce annual interest expense.

     During the second quarter of 1997, Safeway recorded an extraordinary loss of $4.2 million ($0.02 per share) for the early redemption of $150.0 million of Vons' public debt.

     In the second quarter of 1997, Safeway purchased interest rate caps with a notional principal amount of $850 million at 7% for two years. On October 3, 1997, Safeway purchased an interest rate swap with a notional principal amount of $100 million at 6.2075% for ten years. These cap and swap agreements are intended to limit the exposure of its floating interest rate debt to changes in market interest rates.

     At the end of the third quarter of 1997, Safeway's investment in unconsolidated affiliates consisted of a 49% interest in Casa Ley, which, as of September 6, 1997, operated 71 food and general merchandise stores in western Mexico. Income from Safeway's equity investment in Casa Ley was $4.1 million in the third quarter of 1997 compared to $4.4 million in 1996. For the first 36 weeks of the year, Safeway's share of Casa Ley's earnings rose to $13.4 million in 1997 from $12.5 million in 1996. Safeway's share of Vons' earnings was $12.2 million for the first quarter of 1997, $7.2 million in the first quarter of 1996, and $21.8 million in the first 36 weeks of 1996.

     1996 COMPARED TO 1995 AND 1994

     Safeway's net income was $460.6 million ($1.93 per share) in 1996, $326.3 million ($1.34 per share) in 1995, and $239.7 million ($0.97 per share) in 1994. In 1995 and 1994, income before extraordinary items was $328.3 million ($1.35 per share) and $250.2 million ($1.01 per share).

     During the second and third quarters of 1996, Safeway was engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, the Company was engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. Safeway estimates that the combined impact of both disputes reduced 1996 earnings by approximately $0.14 per share.

     A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. The Company estimates that the dispute reduced 1995 earnings by an estimated $0.025 per share.

  Sales

     Sales were $17.3 billion in 1996, $16.4 billion in 1995 and $15.6 billion in 1994. Annual same-store sales (sales of stores operating the entire measurement period in both 1996 and 1995, including stores that remained open during strikes or lockouts) increased 5.1% in 1996 and 4.6% in 1995. British Columbia stores were closed during the strike-lockout, and therefore are excluded from 1996 annual same-store sales. 1996 marked the third consecutive year that same-store sales exceeded 4%. Through year-end 1996, Safeway had achieved 14 consecutive quarters of same-store sales increases in excess of 3%. Safeway has reinvested cost savings into more competitive pricing, improved store standards and enhanced customer service, which Safeway believes has resulted in increased sales. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. In addition, management believes that the success of the Safeway SELECT line of premium quality private label products also contributed to sales growth since its introduction in 1993.

  Gross Profit

     Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Beginning with the first quarter of 1996, Safeway classified all in-store bakery production labor costs as operating and administrative expense. Previously, a portion of this labor cost was classified as a component of cost of goods sold. All prior periods have been reclassified to conform to the new presentation. Gross profit of 27.65% of sales in 1996 was up from 27.40% in 1995 and 27.44% in 1994. During 1996, Safeway continued to make progress in lowering its cost of sales through better buying practices, improved product mix, lower advertising expenses, distribution efficiencies, and manufacturing plant closures and consolidations. These improvements were offset during the second and third quarters of 1996 by the impact of the labor disputes in Denver and British Columbia, and by efforts to rebuild sales in those areas during the fourth quarter of the year. In addition, Safeway continued to selectively reinvest cost savings throughout 1996 to maintain its competitive position.

  Operating and Administrative Expenses

     At year-end 1996, operating and administrative expense as a percentage of sales had declined each year since 1992 due to both sales increases and efforts to control costs. Efforts to control costs included overhead reduction in the Company's administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of corporate perquisites and the general encouragement of a "culture of thrift" among employees. As a result, operating and administrative expense fell to 22.48% of sales in 1996 from 22.96% in 1995 and 23.52% in 1994.

  Interest Expense

     Interest expense fell to $178.5 million in 1996, from $199.8 million in 1995, and $221.7 million in 1994. Interest expense declined in 1996 due to a combination of lower interest rates and reduced debt levels. In 1995, interest expense declined primarily due to lower average debt outstanding resulting from Safeway's strong cash flow from operations.

  Equity in Earnings of Unconsolidated Affiliates

     Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, rose to $50.0 million in 1996 compared to $26.9 million in 1995 and $27.3 million in 1994. At year-end 1996, Safeway held a 34.4% interest in Vons, which operated 320 grocery stores located primarily in southern California, and a 49% interest in Casa Ley, which operates food and general merchandise stores in western Mexico.

     Safeway's share of Vons' earnings was $31.2 million in 1996, compared to $18.3 million in 1995 and $11.6 million in 1994. In 1994, Vons reported a restructuring charge which decreased Safeway's share of Vons' earnings by $3.9 million. According to Vons, this restructuring charge included anticipated expenses associated with a program to close underperforming stores and reduce workforce.

     Income from Safeway's equity investment in Casa Ley increased to $18.8 million in 1996 from $8.6 million in 1995 and $15.7 million in 1994. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.

  Extraordinary Loss

     In 1995 and 1994, Safeway's net income was reduced by extraordinary losses of $2.0 million ($0.01 per share) and $10.5 million ($0.04 per share) for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

  Warrants

     SSI Equity Associates, a related party, is a limited partnership whose sole assets consist of warrants to purchase 23.4 million shares of Safeway Common Stock at $1.00 per share. In 1995, the Company acquired 50.7% of the partnership interests in SSI Equity Associates for $196.2 million with proceeds from bank borrowings. During 1996, Safeway acquired an additional 13.8% of the partnership interests in SSI Equity Associates for $126.5 million, again with proceeds from bank borrowings. In calculating earnings per share, Safeway considers the warrants to be Common Stock equivalents.

LIQUIDITY AND FINANCIAL RESOURCES

     Net cash flow from operations for the first 36 weeks of the year was $728.4 million in 1997, compared to $546.9 million in 1996.

     Cash flow used by investing activities for the first 36 weeks of the year was $257.7 million in 1997, compared to $246.1 million in 1996. The change in cash flow used by investing activities is primarily the result of the acquisition of Vons' cash, offset by increased capital expenditures to open 16 stores, to continue construction of a manufacturing plant in California and to begin work on a new distribution center in Maryland.

     Cash flow used by financing activities for the first 36 weeks of the year increased to $518.3 million in 1997, from $350.1 million in 1996, primarily due to the early retirement of long-term debt.

     Net cash flow from operations as presented on the Condensed Consolidated Statements of Cash Flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense, income taxes and changes in working capital. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of Safeway's results of operations with those companies having different capital structures. However, other companies may define operating cash flow differently, and as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows (dollars in millions):

                                              12 WEEKS ENDED            36 WEEKS ENDED
                                           ---------------------     ---------------------
                                           SEPT. 6,     SEPT. 7,     SEPT. 6,     SEPT. 7,     52 WEEKS     52 WEEKS     52 WEEKS
                                             1997         1996         1997         1996         1996         1995         1994
                                           --------     --------     --------     --------     --------     --------     --------
Income before income taxes and
  extraordinary loss.....................   $259.8       $178.1      $  704.1      $519.4      $ 767.6      $ 556.5       $424.1
LIFO expense.............................       --          2.3           2.3         6.9          4.9          9.5          2.7
Interest expense.........................     62.3         39.8         163.7       126.3        178.5        199.8        221.7
Depreciation and amortization............    111.5         79.7         304.4       233.5        338.5        329.7        326.4
Equity in earnings of unconsolidated
  affiliates.............................     (4.1)       (13.1)        (25.6)      (34.3)       (50.0)       (26.9)       (27.3)
                                            ------       ------      --------      ------      --------     --------      ------
Operating cash flow......................   $429.5       $286.8      $1,148.9      $851.8      $1,239.5     $1,068.6      $947.6
                                            ======       ======      ========      ======      ========     ========      ======
  As a percent of sales..................     8.00%        7.25%         7.82%       7.23%        7.18%        6.52%        6.06%
  As a multiple of interest expense......     6.89x        7.21x         7.02x       6.74x        6.94 x       5.35 x       4.27x

     Based upon the current level of operations, Safeway believes that operating cash flow and other sources of liquidity, including borrowings under Safeway's commercial paper program and the Bank Credit Agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. The Bank Credit Agreement is used primarily as a backup facility to the commercial paper program.

CAPITAL EXPENDITURE PROGRAM

     A component of the Company's long-term strategy is its capital expenditure program. During the first three quarters of 1997, Safeway and Vons together invested $380 million in capital expenditures (including Vons' first quarter 1997 capital spending of $7 million) to, among other things, open 16 new stores, continue the construction of a manufacturing plant in California and begin work on a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million to open 35 to 40 new stores, complete approximately 180 remodels and continue construction of the new plant and distribution center. In 1998, the Company expects to spend in excess of $950 million to open 40 to 45 new stores, complete more than 200 remodels and finish the construction of the distribution center.

YEAR 2000 COMPLIANCE

     The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in manufacturing, product development, financial business systems and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification, or replacement of such applications will be necessary. The Company has completed its identification of applications that are not "Year 2000" compliant and has commenced modification or replacement of such applications, as necessary. Given information known at this time about the Company's systems that are non-compliant, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, management does not expect Year 2000 compliance costs to have any material adverse impact on the Company's liquidity or ongoing results of operations. No assurance can be given, however, that all of the Company's systems will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's future liquidity or results of operations.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). The Company is required to adopt SFAS No. 128 in the fourth quarter of 1997 and at that time will restate earnings per share ("EPS") data for prior periods to conform with SFAS No. 128. Earlier application is not permitted.

     SFAS No. 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if contracts to issue common shares were exercised or converted to common shares.

     In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 (Reporting Comprehensive Income), which requires that a Company report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and No. 131 (Disclosures about Segments of an Enterprise and Related Information), which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

                                    BUSINESS

     Safeway is the second largest food and drug chain in North America (based on sales), with 1,367 stores (including 315 Vons stores) at September 6, 1997. The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. The Company also has Canadian retail operations which are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its ten retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     On April 8, 1997, the Company completed the Merger pursuant to which the Company issued 41.6 million shares of the Company's Common Stock for all of the shares of Vons common stock that it did not already own. The Company also holds a 49% interest in Casa Ley, which, as of September 6, 1997, operated 71 food and general merchandise stores in western Mexico.

     Sales and net income for 1996 were $17.3 billion and $460.6 million, respectively. Operating cash flow (FIFO earnings before interest, taxes, depreciation, amortization, income from unconsolidated affiliates, extraordinary losses and cumulative effect of accounting changes) increased from $768.6 million in 1992 to $1.2 billion in 1996. In addition, income per share (before extraordinary items and the cumulative effect of accounting changes) increased from $0.41 in 1992 to $1.93 in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations".

OPERATING STRATEGY

     Since late 1992, Safeway has focused on three priorities for improving its operating results: (1) controlling costs, (2) increasing sales and (3) improving capital management. Safeway has made substantial progress in these areas and is applying these priorities to Vons' operations, but there can be no assurance as to the future results Safeway will be able to achieve.

  Controlling Costs

     Safeway has focused on controlling and reducing elements of its cost of sales through better buying practices, lower advertising expenses, distribution efficiencies, manufacturing plant closures and consolidations, and its category management process. Safeway's efforts to control or reduce operating and administrative expenses have included overhead reduction in its administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees. Safeway's operating and administrative expense as a percentage of sales has declined 199 basis points from 24.47% in 1992 to 22.48% in 1996. This percentage has increased following the Merger due to Vons' historically higher operating and administrative expense to sales ratio and as a result of increased goodwill amortization. Safeway has begun to realize economies of scale and to implement certain programs that have been successful at Safeway which are expected to generate operating improvements and cost savings for Vons. In addition, on a pro forma basis, the Company continued to reduce operating and administrative expenses as a percentage of sales in the second and third quarters of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations".

  Increasing Sales

     Safeway has increased sales by maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. As a result, same-store sales growth since year end 1992 through 1996 and in the first three quarters of 1997 have been among the highest in the industry. Safeway has over 800 premium corporate brand products under the "Safeway SELECT" banner. Since the Merger, Safeway has been applying certain sales strategies that have been employed successfully by each of Safeway and Vons. For example, Safeway recently introduced the Safeway Club Card in its northern California division (a customer loyalty program designed to reward frequent shoppers), which was inspired by a similar program at Vons.

  Improving Capital Management

     Safeway's capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, Safeway has expanded its use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for its new stores and remodels. As a result, Safeway's new store prototype is less expensive to build and more efficient to operate than the stores Safeway and Vons previously built and operated. These lower project costs, coupled with Safeway's improved operations, have allowed Safeway to improve its returns on capital investment. Safeway has increased its capital expenditures to $620 million in 1996 from $503 million in 1995 and $352 million in 1994. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million and will be used primarily to open 35 to 40 new stores and complete approximately 180 remodels. Working capital invested in the business has declined substantially since year-end 1992 primarily through lower warehouse inventory levels and improved payables management.

RETAIL OPERATIONS

  Stores

     Safeway operates stores ranging in size from approximately 5,900 square feet to over 89,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most Safeway stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

     Safeway continues to operate a number of smaller stores which offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

     The following table summarizes the stores operated by Safeway by size at September 6, 1997:

                                                                     NUMBER OF     PERCENT OF
                                                                      STORES         TOTAL
                                                                     ---------     ----------
        Less than 30,000 square feet...............................      382           28.0%
        30,000 to 50,000...........................................      725           53.0
        More than 50,000...........................................      260           19.0
                                                                       -----          -----
                  Total stores.....................................    1,367          100.0%
                                                                       =====          =====

  Store Ownership

     At September 6, 1997, Safeway owned more than one-third of the stores it operates. Safeway leases the remaining stores. In recent years, the Company has opted for ownership of new developments where possible because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

  Merchandising

     Safeway's operating strategy is to provide superior value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. The Company emphasizes high quality perishables, such as produce and meat, and specialty departments, including in-store bakery, produce, delicatessen, floral and pharmacy, designed to provide one-stop shopping for today's busy shoppers.

     Safeway has introduced a line of over 800 premium corporate brand products since 1993 under the "Safeway SELECT" banner. These products include soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Healthy Advantage" items such as low-fat ice cream and low-fat cereal bars, Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

     The Safeway SELECT line is designed to offer premium quality products that are equal or superior in quality to comparable best-selling nationally advertised brands, are offered at more competitive prices, or are not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Vons, Lucerne, Jerseymaid and Mrs. Wright's, which Safeway believes are equivalent in quality to comparable nationally advertised brands.

     The Company continually refines its merchandising strategies, which are designed to identify and accommodate changing demographics, lifestyles and product preferences of its customers. Safeway has intensified its efforts to improve in-stock conditions and enhance merchandise presentation and selection.

MANUFACTURING AND WHOLESALE OPERATIONS

     The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, over one-half of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.

     During 1993, Safeway began a review to identify manufacturing operations that were not providing acceptable returns. This review resulted in the sale or closure of 18 plants from 1993 through September 6, 1997 and a reorganization of the manufacturing division administrative office during 1994. By year end 1997, Safeway expects to open a new food processing plant in California and close another facility operating in Texas. The ongoing review of all remaining manufacturing operations may result in additional plant closures.

     Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

     Safeway operated the following manufacturing and processing facilities at September 6, 1997:

                                                                             U.S.   CANADA
                                                                             ----   ------
        Milk plants........................................................     7       3
        Bread baking plants................................................     6       2
        Ice cream plants...................................................     5       2
        Cheese and meat packaging plants...................................     2       1
        Soft drink bottling plants.........................................     4      --
        Fruit and vegetable processing plants..............................     1       3
        Other food processing plants.......................................     3       2
        Pet food plants....................................................     1      --
                                                                              ---     ---
                  Total....................................................    29      13
                                                                              ===     ===

     In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

DISTRIBUTION

     Each of Safeway's ten retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 13 distribution/warehousing centers (ten in the United States and three in Canada), which collectively provide the majority of all products to stores operated by the Company. Safeway's distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, Safeway has begun construction of a replacement distribution center in Maryland.

CAPITAL EXPENDITURE PROGRAM

     A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds new stores, remodels, advances in information technology, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments, resulting in improved returns on investment.

     The table below reconciles cash paid for property additions reflected in the Company's Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures, excluding Vons (dollars in millions), and also details changes in the Company's store base during such period:

                                                                           1996     1995     1994
                                                                          ------   ------   ------
Cash paid for property additions........................................  $541.8   $450.9   $339.9
Less: Purchases of previously leased properties.........................   (13.2)    (9.9)   (54.5)
Plus: Present value of all lease obligations incurred...................    91.7     62.2     55.5
      Mortgage notes assumed in property acquisitions...................      --       --     11.3
                                                                          ------   ------   ------
Total capital expenditures..............................................  $620.3   $503.2   $352.2
                                                                          ======   ======   ======
Capital expenditures as a percent of sales..............................     3.6%     3.1%     2.3%
New stores opened.......................................................      30       32       20
Stores closed or sold...................................................      37       35       36
Remodels................................................................     141      108       71
Total retail square footage at year-end (in millions)...................    40.7     40.1     39.5

     Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $620 million in 1996 from $503 million in 1995 and $352 million in 1994. During the first three quarters of 1997, Safeway and Vons together invested $380 million in capital expenditures to, among other things, open 16 new stores, continue the construction of a manufacturing plant in California and begin work on a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million and will be used primarily to open 35 to 40 new stores and complete approximately 180 remodels in 1997.

ACQUISITIONS

     Management believes that the supermarket industry is fragmented and that there may be opportunities to make acquisitions that would enhance Safeway's long-term growth. Safeway's criteria for considering aquisition targets include, but are not limited to, strong market share and the potential for improving EBITDA margin. These criteria are subject to review and modification from time to time. There can be no assurance that Safeway will complete any such acquisition or that, if completed, the business acquired will make any contribution to Safeway's long-term growth.

EMPLOYEES

     At September 6, 1997, Safeway had approximately 147,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-to-five-year terms. Accordingly, Safeway renegotiates a significant number of these agreements every year.

     In the last four fiscal years, there have been five significant work stoppages (in Portland, northern California, Denver, British Columbia and Alberta). These work stoppages were resolved in a manner that management considered generally satisfactory.

     Safeway recently concluded early negotiations and signed new labor contracts that would have been due to expire in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Spokane, Washington. In addition, union members in British Columbia have ratified a new labor contract. As a result of these early negotiations, the only significant remaining labor contracts due to expire in 1998 are in the Seattle and Winnipeg operating areas covering approximately 110 stores. The last significant labor contract (involving approximately 50 stores) expiring in 1997, in Phoenix, Arizona was finalized in December 1997. Management considers the terms of these new contracts to be satisfactory.

     The third-party distribution operator for Safeway's northern California division, Summit Logistics Inc., recently concluded negotiations with labor, resulting in a new three-year agreement that is considered satisfactory.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     All of the shares of Common Stock being offered hereby are being sold by certain stockholders of the Company described in the following table (the "Selling Stockholders").

     The following table sets forth information regarding the beneficial ownership of Safeway's outstanding Common Stock as of October 31, 1997, and as adjusted to give effect to the offerings, for (i) each of Safeway's directors,
(ii) each of the Selling Stockholders, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1996, (v) all executive officers and directors of Safeway as a group and (vi) each person believed by Safeway to own beneficially more than 5% of its outstanding shares of Common Stock. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of KKR Associates, SSI Equity Associates and SSI Partners, L.P. is 9 West 57th Street, New York, New York 10019.

                                      BEFORE OFFERINGS                                AFTER OFFERINGS
                                 ---------------------------                    ---------------------------
                                 NUMBER OF                       NUMBER OF      NUMBER OF
                                 SHARES(1)    PERCENTAGE (1)   SHARES OFFERED   SHARES(1)    PERCENTAGE (1)
                                 ----------   --------------   --------------   ----------   --------------
KKR Associates, L.P.(2)........  77,232,263        32.9%         22,134,636     55,097,627        23.2%
  James H. Greene, Jr.(3)......      35,000            *                            35,000            *
  Henry R. Kravis(4)...........          --                                             --
  Robert I. MacDonnell(5)......          --                                             --
  George R. Roberts(6).........          --                                             --
  Michael T. Tokarz............      10,000            *                            10,000            *
SSI Equity Associates,
  L.P.(7)......................  23,405,953         9.1           2,865,364     15,336,550         6.1
Sam Ginn(8)....................     102,084            *                           102,084            *
Paul Hazen(8)..................     102,084            *                           102,084            *
Peter A. Magowan(9)............   2,076,800            *                         2,076,800            *
Steven A. Burd(9)..............   1,535,744            *                         1,535,744            *
Kenneth W. Oder(9)(10).........     981,072            *                           981,072            *
Julian C. Day(9)...............     231,557            *                           231,557            *
Michael C. Ross(9).............     312,035            *                           312,035            *
David T. Ching(9)..............      38,544            *                            38,544            *
FMR Corp.(11)..................  12,946,400         5.5                         12,946,400         5.4
All executive officers and
  directors as a group (16
  persons, excluding Messrs.
  Greene, Kravis, Roberts,
  MacDonnell and Tokarz)(9)....   6,097,844         2.5                          6,097,844         2.5

---------------

  *  Less than 1%

 (1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) The shares are owned of record by the Common Stock Partnerships, the sole general partner of each of which is KKR Associates. KKR Associates, in its capacity as general partner, may be deemed to beneficially own such shares. Messrs. Greene, Kravis, MacDonnell, Roberts, Tokarz, Edward A. Gihuly, Perry Golkin, Michael W. Michelson, Paul E. Raether, Clifton S. Robbins and Scott Stuart, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. Messrs. Greene, Kravis, MacDonnell, Roberts and Tokarz are members of Safeway's Board of Directors. See "Capitalization".

 (3) Represents shares owned jointly by Mr. Greene and his wife. Does not include 10,000 shares owned by Mrs. Greene, as to which Mr. Greene disclaims any beneficial ownership. Does not include 6,000 shares held in trust by Mrs. Greene for the benefit of their children, as to which Mr. Greene disclaims any beneficial ownership.

 (4) Does not include 400,000 shares held by Mr. Kravis as a trustee of an irrevocable trust created by Mr. Roberts for the benefit of his children (the "Roberts Trust"). As co-trustee, Mr. Kravis shares the authority to vote and dispose of the shares, but has no economic interest in such shares.

 (5) Does not include 60,000 shares held in an irrevocable trust created by Mr. MacDonnell for the benefit of his children (the "MacDonnell Trust") with respect to which Mr. MacDonnell disclaims any beneficial ownership.

 (6) Does not include 60,000 shares held by Mr. Roberts as a trustee of the MacDonnell Trust. As co-trustee, Mr. Roberts shares the authority to vote and to dispose of the shares, but has no economic interest in such shares. Does not include 400,000 shares held in the Roberts Trust with respect to which Mr. Roberts disclaims any beneficial ownership.

 (7) SSI Equity Associates is a Delaware limited partnership, the sole general partner of which is SSI Partners, L.P., a Delaware limited partnership. SSI Partners, L.P., in its capacity as general partner, may be deemed to own any shares beneficially owned by SSI Equity Associates. Messrs. Kravis, MacDonnell, Raether and Roberts, as general partners of SSI Partners, L.P., may be deemed to share beneficial ownership of any shares beneficially owned by SSI Partners, L.P., but disclaim any such beneficial ownership. Messrs. Kravis, MacDonnell and Roberts are members of Safeway's Board of Directors. All 23,405,953 shares shown as beneficially owned before the offerings represent shares of Common Stock issuable upon exercise of SSI Warrants. In connection with the offerings, SSI Equity Associates will sell to the Underwriters SSI Warrants to purchase 2,865,364 shares of Common Stock which will be exercised and sold in the offerings. SSI Equity Associates also will transfer to Safeway for cancellation SSI Warrants to purchase 5,204,039 shares of Common Stock, such SSI Warrants representing the pro rata portion of the SSI Warrants that are attributable to the limited partnership interests held by Safeway. See "Capitalization". Following the offerings, SSI Equity Associates will hold SSI Warrants to purchase 15,336,550 shares of Common Stock (of which 9,890,694 shares will be attributable to limited partnership interests held by Safeway).

 (8) Includes 81,250 shares issuable upon exercise of stock options.

 (9) Includes shares issuable upon exercise of stock options as follows: Mr. Magowan, 745,000; Mr. Burd, 1,391,131; Mr. Oder, 925,000; Mr. Day, 195,000;
     Mr. Ross, 285,000; Mr. Ching, 36,000; and all executive officers and directors as a group, 4,401,201. Does not include shares issuable upon exercise of stock options which are not vested.

(10) Does not include 2,568 shares held by Mr. Oder as trustee of irrevocable trusts created by Mr. Burd for the benefit of his children. As trustee, Mr. Oder has the authority to vote and dispose of the shares, but has no economic interest in such shares.

(11) All information regarding FMR Corp. and its affiliates is based on information disclosed in the Schedule 13G filed by FMR Corp., Edward C. Johnson 3d and Abigail Johnson on February 13, 1997 (the "Schedule 13G"). According to the Schedule 13G, (i) Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 11,894,100 of such shares as a result of acting as investment adviser to various investment companies, (ii) Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 689,800 of such shares as a result of its serving as investment manager of institutional account(s), (iii) Fidelity International Limited is the beneficial owner of 362,500 of such shares as a result of its providing investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors, (iv) FMR Corp., Edward C. Johnson 3d and Abigail Johnson each has sole dispositive power over all such shares and (v) FMR has sole voting power over 607,600 of such shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

     Following the offerings, the Common Stock Partnerships will hold 55,097,627 shares of Common Stock, which will represent approximately 23.2% of the outstanding Common Stock and 20.9% on a fully diluted basis. The Common Stock Partnerships, KKR Associates, and their general partners will continue to be able to exercise effective control over the Company through their representation on the Board of Directors.

     In connection with the offerings, SSI Equity Associates will sell to the Underwriters SSI Warrants to purchase 2,865,364 shares of Common Stock which will be exercised and sold in the offerings. SSI Equity Associates also will transfer to Safeway for cancellation SSI Warrants to purchase 5,204,039 shares of Common Stock, such SSI Warrants representing the pro rata portion of the SSI Warrants that are attributable to the limited partnership interests held by Safeway. See "Capitalization". Following the offerings, SSI Equity Associates will hold SSI Warrants to purchase 15,336,550 shares of Common Stock (of which 9,890,694 shares will be attributable to limited partnership interests held by Safeway).

     The Company and the Selling Stockholders have agreed, with certain exceptions, not to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) with respect to the Company only, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for (i) the shares to be sold in the offerings and the SSI Warrants to be canceled, (ii) any shares of Common Stock issued by the Company pursuant to stock option plans in effect on the date of this Prospectus, (iii) option grants under stock option plans in effect on the date of this Prospectus, (iv) any agreement of the Company in connection with an acquisition of assets or properties or any capital stock issuable pursuant to the terms of such an agreement, (v) capital stock issuable upon the exercise of warrants outstanding on the date of this Prospectus or (vi) the cancellation of warrants for a period of at least 90 days from the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

     The Company, the Common Stock Partnerships, SSI Equity Associates and certain other parties entered into an agreement dated as of November 25, 1986 (the "Registration Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which the Company agreed to register the offer and sale of shares of Common Stock held by such parties, including the shares of Common Stock offered hereby, under the Securities Act, and such parties and the Company agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act in connection with the sale of the shares pursuant to the Registration Agreement. Pursuant to the Registration Agreement, the Common Stock Partnerships and SSI Equity Associates are required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the offerings, and the Company is required to pay substantially all expenses directly associated with the offerings, including, without limitation, the cost of registering the shares offered hereby, including the applicable registration and filing fees, printing expenses, certain underwriting expenses and applicable expenses for legal counsel and accountants incurred by the Company or the Common Stock Partnerships and SSI Equity Associates.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to Safeway's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), the authorized capital stock of Safeway consists of 750,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. At October 31, 1997, Safeway had outstanding 234,969,152 shares of Common Stock and no outstanding shares of preferred stock. All shares of Common Stock are fully paid and nonassessable. As of October 31, 1997, there were approximately 8,926 holders of record of Common Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Safeway, the holders of Common Stock are entitled to share equally and ratably in the assets of Safeway, if any, remaining after the payment of all debts and liabilities of Safeway and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     The Restated Certificate provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class.

     Safeway's By-laws provide for additional notice requirements for stockholder nominations and proposals at annual or special meetings of Safeway. At annual meetings, stockholders may submit nominations for directors or other proposals only upon written notice to Safeway at least 50 days prior to the annual meeting.

     The Common Stock is listed on the New York Stock Exchange. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     The Board of Directors of Safeway is authorized without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

DIVIDENDS

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to certain limitations in the Bank Credit Agreement. See "Dividend Policy".

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person or entity (a "Non-U.S. Holder"). As used in this discussion, the term "Non-U.S. Holder" means any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

     This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and public administrative and judicial interpretations thereof, all of which are subject to changes which could be applied retroactively. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     The Company does not currently intend to pay cash dividends on shares of Common Stock. See "Dividend Policy". In the event that such dividends are paid on shares of Common Stock, except as described below, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, the dividends will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under currently applicable United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently promulgated United States Treasury regulations generally effective with respect to payments made after December 31, 1998, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy specified certification and other requirements, which will include filing a Form W-8 containing the Non-U.S. Holder's name, address and a certification that such Holder is eligible for the benefits of the treaty under its Limitations in Benefits Article. In addition, certain certification and disclosure requirements must be met to be exempt from withholding under the effectively connected income exemption discussed above.

     A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clause (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it is not currently a USRPHC. However, a Non-U.S. Holder would generally not be subject to tax or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

     If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock were not treated as regularly traded, a Non-U.S. Holder (without regard to its ownership percentage) would be subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and could be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who (i) is not a citizen or resident of the United States (as specifically defined for United States estate tax purposes) at the time of his or her death and (ii) owns, or is treated as owning Common Stock at the time of his or her death, or has made certain lifetime transfers of an interest in Common Stock, will be required to include the value of such Common Stock in his or her gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

     United States backup withholding tax (which, in general, is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a United States person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person", however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the final regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the final regulations.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for Safeway and the Selling Stockholders by Latham & Watkins, San Francisco, California and Michael C. Ross, General Counsel of Safeway, and for the Underwriters by Brown & Wood LLP, San Francisco, California. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Company's Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock. Michael C. Ross holds Common Stock and options to purchase Common Stock which in the aggregate constitute less than 1% of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 28, 1996 and December 30, 1995 and for each of the three fiscal years in the period ended December 28, 1996, included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Vons as of December 29, 1996 and December 31, 1995 and for each of the years in the three-year period ended December 29, 1996, appearing in the Company's Amendment to Current Report on Form 8-K/A filed with the Commission on May 1, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) the Company's Annual Report on Form 10-K for the year ended December 28, 1996 (the "Form 10-K");

          (2) the portions of the Company's 1996 Annual Report to Stockholders that have been incorporated by reference into the Form 10-K;

          (3) the portions of the Company's Proxy Statement on Schedule 14A dated March 24, 1997 that have been incorporated by reference into the Form 10-K;

          (4) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 22, 1997, June 14, 1997 and September 6, 1997;

          (5) the Company's Amendment to Quarterly Report on Form 10-Q/A for the quarterly period ended June 14, 1997;

          (6) the Company's Current Reports on Form 8-K filed with the Commission on January 10, 1997, March 14, 1997, April 7, 1997, April 23, 1997, June 4, 1997, June 12, 1997, August 5, 1997, September 3, 1997 and
     September 10, 1997;

          (7) the Company's Amendment to Current Report on Form 8-K/A filed with the Commission on May 1, 1997;

          (8) description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

          (9) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all securities to which this Prospectus relates shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to Investor Relations, Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California 94588 (telephone 510/467-3790). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                            PAGE
                                                                                            ----
Condensed Consolidated Balance Sheets as of September 6, 1997 and December 28, 1996.......   F-2
Condensed Consolidated Statements of Income for the 12 and 36 weeks ended September 6,
  1997 and September 7, 1996..............................................................   F-3
Condensed Consolidated Statements of Cash Flows for the 36 weeks ended September 6, 1997
  and September 7, 1996...................................................................   F-4
Notes to the Condensed Consolidated Financial Statements..................................   F-5
Independent Auditors' Report..............................................................  F-10
Consolidated Statements of Income for fiscal years 1996, 1995, and 1994...................  F-11
Consolidated Balance Sheets as of year-end 1996 and 1995..................................  F-12
Consolidated Statements of Cash Flows for fiscal years 1996, 1995, and 1994...............  F-13
Consolidated Statements of Stockholders' Equity for fiscal 1996, 1995, and 1994...........  F-14
Notes to Consolidated Financial Statements................................................  F-15

                         SAFEWAY INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                     ASSETS

                                                                       SEPTEMBER 6,      DECEMBER 28,
                                                                           1997              1996
                                                                       -------------     -------------
Current assets:
  Cash and equivalents...............................................    $    32.1         $    79.7
  Receivables........................................................        187.0             160.9
  Merchandise inventories............................................      1,523.6           1,283.3
  Prepaid expenses and other current assets..........................        156.5             130.5
                                                                          --------          --------
          Total current assets.......................................      1,899.2           1,654.4
                                                                          --------          --------
Property.............................................................      6,367.1           5,069.6
  Less accumulated depreciation and amortization.....................     (2,502.7)         (2,313.2)
                                                                          --------          --------
  Property, net......................................................      3,864.4           2,756.4
Goodwill, net of accumulated amortization of $142.2 and $116.4.......      1,886.0             312.5
Prepaid pension costs................................................        337.2             328.7
Investments in unconsolidated affiliates.............................         89.5             362.4
Other assets.........................................................         99.9             130.8
                                                                          --------          --------
Total assets.........................................................    $ 8,176.2         $ 5,545.2
                                                                          ========          ========
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of notes and debentures.........................    $   194.9         $   237.3
  Current obligations under capital leases...........................         22.2              18.4
  Accounts payable...................................................      1,385.0           1,153.1
  Accrued salaries and wages.........................................        260.3             231.2
  Other accrued liabilities..........................................        536.7             390.0
                                                                          --------          --------
          Total current liabilities..................................      2,399.1           2,030.0
                                                                          --------          --------
Long-term debt:
  Notes and debentures...............................................      2,908.9           1,568.1
  Obligations under capital leases...................................        227.2             160.4
                                                                          --------          --------
          Total long-term debt.......................................      3,136.1           1,728.5
Deferred income taxes................................................        238.5             223.8
Accrued claims and other liabilities.................................        481.0             376.1
                                                                          --------          --------
          Total liabilities..........................................      6,254.7           4,358.4
                                                                          --------          --------
Contingencies
Stockholders' equity:
  Common stock: par value $0.01 per share; 750 shares authorized;
     265.2 and 221.4 shares outstanding..............................          2.7               2.2
  Additional paid-in capital.........................................      2,459.0             750.3
  Unexercised warrants purchased.....................................       (322.7)           (322.7)
  Cumulative translation adjustments.................................          9.6              12.0
  Retained earnings..................................................      1,100.0             745.0
                                                                          --------          --------
                                                                           3,248.6           1,186.8
     Less: treasury stock at cost; 30.9 shares in 1997...............     (1,327.1)               --
                                                                          --------          --------
          Total stockholders' equity.................................      1,921.5           1,186.8
                                                                          --------          --------
          Total liabilities and stockholders' equity.................    $ 8,176.2         $ 5,545.2
                                                                          ========          ========

     See accompanying notes to condensed consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      12 WEEKS ENDED                  36 WEEKS ENDED
                                               ----------------------------    ----------------------------
                                               SEPTEMBER 6,    SEPTEMBER 7,    SEPTEMBER 6,    SEPTEMBER 7,
                                                   1997            1996            1997            1996
                                               ------------    ------------    ------------    ------------
Sales.......................................    $  5,371.4      $  3,954.0      $ 14,698.4      $ 11,782.1
Cost of goods sold..........................      (3,818.8)       (2,867.4)      (10,495.0)       (8,500.9)
                                                 ---------       ---------      ----------       ---------
  Gross profit..............................       1,552.6         1,086.6         4,203.4         3,281.2
Operating and administrative expense........      (1,235.3)         (882.8)       (3,363.3)       (2,673.2)
                                                 ---------       ---------      ----------       ---------
  Operating profit..........................         317.3           203.8           840.1           608.0
Interest expense............................         (62.3)          (39.8)         (163.7)         (126.3)
Equity in earnings of unconsolidated
  affiliates................................           4.1            13.1            25.6            34.3
Other income, net...........................           0.7             1.0             2.1             3.4
                                                 ---------       ---------      ----------       ---------
  Income before income taxes and
     extraordinary loss.....................         259.8           178.1           704.1           519.4
Income taxes................................        (109.8)          (72.2)         (297.5)         (210.4)
                                                 ---------       ---------      ----------       ---------
  Income before extraordinary loss..........         150.0           105.9           406.6           309.0
Extraordinary loss related to early
  retirement of debt, net of income tax
  benefit of $38.3 and $41.1................         (59.9)             --           (64.1)             --
                                                 ---------       ---------      ----------       ---------
Net income..................................    $     90.1      $    105.9      $    342.5      $    309.0
Primary and fully diluted income per common
  share and common share equivalent:
  Income before extraordinary loss..........    $     0.60      $     0.44      $     1.64      $     1.29
  Extraordinary loss........................         (0.24)             --           (0.26)             --
                                                 ---------       ---------      ----------       ---------
  Net income................................    $     0.36      $     0.44      $     1.38      $     1.29
                                                 ---------       ---------      ----------       ---------
Weighted average common shares and common
  share equivalents:
  Primary...................................         251.4           240.3           247.3           239.5
                                                 ---------       ---------      ----------       ---------
  Fully diluted.............................         251.4           240.5           247.5           240.1
                                                 ---------       ---------      ----------       ---------

     See accompanying notes to condensed consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                                36 WEEKS ENDED
                                                                        ------------------------------
                                                                        SEPTEMBER 6,      SEPTEMBER 7,
                                                                            1997              1996
                                                                        ------------      ------------
CASH FLOW FROM OPERATIONS
Net income...........................................................    $    342.5         $  309.0
Reconciliation to net cash flow from operations:
  Extraordinary loss related to the early retirement of debt, before
     income tax benefit..............................................         105.2               --
  Depreciation and amortization......................................         304.4            233.5
  LIFO expense.......................................................           2.3              6.9
  Equity in undistributed earnings of unconsolidated affiliates......         (25.6)           (34.3)
  Other..............................................................           4.0             (5.5)
  Change in working capital items:
     Receivables and prepaid expenses................................          28.9            (79.5)
     Inventories at FIFO cost........................................         115.7              9.2
     Payables and accruals...........................................        (149.0)           107.6
                                                                          ---------          -------
          Net cash flow from operations..............................         728.4            546.9
                                                                          ---------          -------
CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for property additions.....................................        (355.2)          (286.9)
Proceeds from sale of property.......................................          49.4             46.1
Net cash acquired in acquisition of The Vons Companies, Inc. ........          57.2               --
Other................................................................          (9.1)            (5.3)
                                                                          ---------          -------
          Net cash flow used by investing activities.................        (257.7)          (246.1)
                                                                          ---------          -------
CASH FLOW FROM FINANCING ACTIVITIES
Additions to short-term borrowings...................................         277.5            121.7
Payments on short-term borrowings....................................        (245.5)          (205.5)
Additions to long-term borrowings....................................       3,188.2            148.4
Payments on long-term borrowings.....................................      (2,378.2)          (432.7)
Purchase of treasury stock...........................................      (1,376.0)              --
Net proceeds from exercise of stock options and warrants.............          31.7             14.0
Premium paid on early retirement of debt.............................         (10.2)              --
Other................................................................          (5.8)             4.0
                                                                          ---------          -------
          Net cash flow used by financing activities.................        (518.3)          (350.1)
                                                                          ---------          -------
Decrease in cash and equivalents.....................................         (47.6)           (49.3)
CASH AND EQUIVALENTS
  Beginning of period................................................          79.7             74.8
                                                                          ---------          -------
  End of period......................................................    $     32.1         $   25.5
                                                                          =========          =======

     See accompanying notes to condensed consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of Safeway Inc. and subsidiaries ("Safeway" or the "Company") for the 12 and 36 weeks ended September 6, 1997 and September 7, 1996 are unaudited and, in the opinion of management, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company's 1996 Annual Report to Stockholders. The results of operations for the 12 and 36 weeks ended September 6, 1997 are not necessarily indicative of the results expected for the full year.

Acquisition of the Vons Companies, Inc.

As discussed in Note C, Safeway completed the acquisition of The Vons Companies, Inc. ("Vons") on April 8, 1997. The accompanying financial statements include Vons' results of operations as of the beginning of the second quarter of 1997. Summarized pro forma results of operations for 1996 and 1997 appear in Note D.

New Accounting Standard

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS No. 128"). The Company is required to adopt SFAS No. 128 in the fourth quarter of 1997 and at that time will restate earnings per share ("EPS") data for prior periods to conform with SFAS No. 128. Earlier application is not permitted.

     SFAS No. 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted to common stock.

     Pro forma amounts for basic and diluted EPS assuming SFAS No. 128 had been in effect for the 12 and 36 weeks ended September 6, 1997 and September 7, 1996 are as follows:

                                                   12 WEEKS ENDED                    36 WEEKS ENDED
                                            -----------------------------     -----------------------------
                                            SEPTEMBER 6,     SEPTEMBER 7,     SEPTEMBER 6,     SEPTEMBER 7,
                                                1997             1996             1997             1996
                                            ------------     ------------     ------------     ------------
Basic EPS:
  Income before extraordinary loss........     $ 0.64           $ 0.49           $ 1.77           $ 1.42
  Extraordinary loss......................      (0.26)              --            (0.28)              --
                                               ------            -----           ------            -----
  Net income..............................     $ 0.38           $ 0.49           $ 1.49           $ 1.42
                                               ======            =====           ======            =====
Diluted EPS:
  Income before extraordinary loss........     $ 0.60           $ 0.44           $ 1.64           $ 1.29
  Extraordinary loss......................      (0.24)              --            (0.26)              --
                                               ------            -----           ------            -----
  Net income..............................     $ 0.36           $ 0.44           $ 1.38           $ 1.29
                                               ======            =====           ======            =====

Inventory

     Net income reflects the application of the LIFO method of valuing certain domestic inventories, based upon estimated annual inflation ("LIFO Indices"). Safeway did not record LIFO expense in the second and third quarters of 1997, reflecting management's expectation of little or no inflation for the full

                         SAFEWAY INC. AND SUBSIDIARIES

                                  (UNAUDITED)

year. LIFO expense was $2.3 million in the third quarter of 1996. For the first 36 weeks of the year, LIFO expense was $2.3 million in 1997 and $6.9 million in 1996. Actual LIFO Indices are calculated during the fourth quarter of the year based upon a statistical sampling of inventories.

Off-Balance Sheet Financial Instruments

     As discussed in Note E to the Company's consolidated financial statements on page 26 of the 1996 Annual Report to Stockholders, Safeway has entered into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. In the second quarter of 1997, Safeway purchased interest rate cap agreements with a notional principal amount of $850 million at 7% for two years. On October 3, 1997, Safeway purchased an interest rate swap with a notional principal amount of $100 million at 6.2075% for ten years.

     Interest rate cap agreements lock in a maximum rate if rates rise, but enable the Company to otherwise pay lower market rates. The initial cost of interest rate caps is amortized to interest expense over the life of the agreement. Any payments received under the agreement reduce interest expense.

NOTE B -- FINANCING

     Notes and debentures were composed of the following at September 6, 1997 and December 28, 1996 (in millions):

                                                          SEPTEMBER 6, 1997          DECEMBER 28, 1996
                                                        ----------------------     ----------------------
                                                        LONG-TERM      CURRENT     LONG-TERM      CURRENT
                                                        ----------     -------     ----------     -------
Commercial paper, unsecured...........................   $1,407.0
10% Senior Subordinated Notes due 2001, unsecured.....      241.4                   $  241.4
9.65% Senior Subordinated Debentures due 2004,
  unsecured...........................................      228.2                      228.2
9.35% Senior Subordinated Notes due 1999, unsecured...      161.5                      161.5
9.875% Senior Subordinated Debentures due 2007,
  unsecured...........................................      110.0                      110.0
8.375% Senior Subordinated Debentures due 1999,
  unsecured...........................................      100.0                         --
9.30% Senior Secured Debentures due 2007..............       70.7                       70.7
10% Senior Notes due 2002, unsecured..................       59.1                       59.1
6.625% Senior Subordinated Debentures due 1998,
  unsecured...........................................         --      $  36.0            --
Bank Credit Agreement, unsecured......................      270.9           --            --
Credit Agreement, unsecured...........................         --           --         360.6
Mortgage notes payable, secured.......................      123.3         39.4         156.5      $ 149.9
Other notes payable, unsecured........................      111.3          4.5         114.6          4.4
Medium-term notes, unsecured..........................       25.5           --          65.5           --
Short-term bank borrowings, unsecured.................         --        115.0            --         83.0
                                                         --------       ------      --------       ------
                                                         $2,908.9      $ 194.9      $1,568.1      $ 237.3
                                                         ========       ======      ========       ======

     During the second quarter of 1997, the Company entered into a new $3.0 billion bank credit agreement (the "Bank Credit Agreement" or "BCA") that provides for, among other things, increased borrowing capacity, extended maturities and the opportunity to pay lower interest rates based on interest

                         SAFEWAY INC. AND SUBSIDIARIES

                                  (UNAUDITED)

coverage ratios or public debt ratings. The restrictive covenants of the Bank Credit Agreement continue to limit payments by the Company, for, among other things: (i) paying cash dividends on its capital stock; (ii) repurchasing shares of its capital stock; and (iii) acquiring any outstanding warrants, options or other rights to acquire shares of any class of Safeway stock. These covenants also limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway also is required to meet certain financial tests under the Bank Credit Agreement.

     During the third quarter of 1997, Safeway entered the commercial paper market. The proceeds were used to pay down borrowings under the BCA. Commercial paper outstanding at September 6, 1997 is classified as long-term because the Company intends to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the BCA.

     During the first three quarters of 1997, the Company recorded an extraordinary loss of $64.1 million, net of the related tax benefit, for the retirement of $589.0 of Safeway's public debt, $285.5 million of Vons' public debt, and $40 million of medium-term notes. Safeway financed the redemption with $600 million of new senior debt securities issued on September 10, 1997 (the "Senior Debt") and the balance with commercial paper. The Senior Debt consists of 6.85% Senior Notes due 2004, 7.00% Senior Notes due 2007 and 7.45% Senior Debentures due 2027. The refinancing extends Safeway's overall long-term debt maturities, increases financial flexibility and, based on current interest rates, is expected to reduce interest expense. The indentures related to the Senior Debt contain certain restrictive covenants which place limitations on liens, sale and lease-back transactions, and merger transactions. In connection with the redemption, the Company obtained consents from the holders of the 9.30% Senior Secured Debentures and the Senior Subordinated Debentures to amend the related indentures to eliminate the principal restrictive covenants and amend certain other provisions contained therein.

NOTE C -- INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     On April 8, 1997, Safeway completed the acquisition of Vons pursuant to which the Company issued 41.6 million shares of Safeway common stock for all of the shares of Vons stock that it did not already own. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations. In connection with the acquisition, Safeway repurchased
32.0 million shares of Safeway common stock from a partnership affiliated with Kohlberg Kravis Roberts & Co. at $43 per share, for an aggregate purchase price of $1.376 billion. To finance the repurchase, Safeway entered into the Bank Credit Agreement described in Note B above.

     At the end of the third quarter of 1997, Safeway's investment in unconsolidated affiliates consisted of a 49% interest in Casa Ley, which operates 71 food and general merchandise stores in western Mexico. Income from Safeway's equity investment in Casa Ley decreased to $4.1 million in the second quarter of 1997 from $4.4 million in 1996. For the first 36 weeks of the year, Safeway's share of Casa Ley's earnings rose to $13.4 million in 1997 from $12.5 million in 1996. Safeway's share of Vons' earnings was $12.2 million for the first quarter of 1997, $7.2 million in the first quarter of 1996, and $21.8 million in the first 36 weeks of 1996.

NOTE D -- UNAUDITED PRO FORMA SUMMARY FINANCIAL INFORMATION

     The following unaudited pro forma summary financial information combines the consolidated results of operations of Safeway and Vons as if the acquisition had occurred as of the beginning of each of the years presented. The following pro forma financial information is presented for informational purposes

                         SAFEWAY INC. AND SUBSIDIARIES

                                  (UNAUDITED)

only and may not be indicative of what the actual consolidated results of operations would have been if the acquisition had been effective earlier (in millions, except per-share amounts):

                                            12 WEEKS ENDED                          36 WEEKS ENDED
                                 -------------------------------------   -------------------------------------
                                     (ACTUAL)           (PRO FORMA)         (PRO FORMA)         (PRO FORMA)
                                 SEPTEMBER 6, 1997   SEPTEMBER 7, 1996   SEPTEMBER 6, 1997   SEPTEMBER 7, 1996
                                 -----------------   -----------------   -----------------   -----------------
Sales............................     $5,371.4           $5,205.8           $ 15,949.9          $ 15,476.8
Income before extraordinary
  loss...........................     $  150.0           $   90.1           $    417.4          $    314.3
Net income.......................     $   90.1           $   90.1           $    353.3          $    314.3
Fully diluted income per common
  share and common share
  equivalent:
  Income before extraordinary
     loss........................     $    0.60          $    0.36          $      1.66         $      1.25
  Net income.....................     $    0.36          $    0.36          $      1.41         $      1.25

     Net cash acquired from the acquisition was as follows (in millions):

            Fair value of assets acquired.................................  $ 3,170.2
            Fair value of liabilities assumed.............................   (1,223.2)
            Stock issued..................................................   (1,693.0)
            Safeway's equity investment in Vons...........................     (311.2)
                                                                            ---------
            Net cash acquired.............................................  $   (57.2)
                                                                            =========

NOTE E -- CONTINGENCIES

Legal Matters

     Note K to the Company's consolidated financial statements, under the caption "Legal Matters" on page 35 of the 1996 Annual Report to Stockholders, provides information on certain claims and litigation in which the Company is involved.

     In March 1996, a purported class action was filed in the Superior Court for Alameda County, California, alleging that the Company fraudulently (i) obtained settlements of certain claims arising out of the 1988 Richmond warehouse fire and (ii) made statements that induced claimants not to file actions within the time period under the statute of limitations. On April 21, 1997, the Court sustained Safeway's demurrer to the second amended complaint without leave to amend. In May 1997, the Court dismissed the case, and plaintiffs filed an appeal.

     Vons has been named in a number of lawsuits in state and federal courts in Washington, Nevada, Idaho and California arising from claims of food-borne illness that allegedly was contracted from the consumption of hamburgers at certain Jack In The Box restaurants in early 1993 (the "Outbreak"). Only a few of these cases are pending; they are filed in state courts and a federal court in the State of Washington. The restaurants involved either were directly operated by Foodmaker, Inc. ("Foodmaker"), of which Jack In The Box is a division, or were operated by franchisees. The suits seek an unspecified amount of monetary damages. The plaintiffs in those actions allege, among other things, that the hamburger patties in question were processed by Vons before being cooked and served by a Jack In The Box outlet. The Company, in consultation with its attorneys and insurance carriers, does not anticipate that the total liability that it might face as a result of these claims will exceed the insurance coverage it has available.

     Vons also has been named as a defendant in two actions that have been coordinated by the California Judicial Council. Claims have been asserted against Vons in both actions by Foodmaker. In addition, Vons has asserted claims in each action against Foodmaker for damages Vons suffered as a

                         SAFEWAY INC. AND SUBSIDIARIES

                                  (UNAUDITED)

result of the Outbreak and Foodmaker's post-Outbreak statements. Other parties to these actions include a meat supplier and three Jack In The Box franchisees that operated outlets from which claims of illness arose. These lawsuits presently are set for trial in Los Angeles, Superior Court on November 24, 1997, but the parties have agreed, at the Court's direction, that the trial date will be continued to a date in January 1998. Foodmaker seeks damages of approximately $550 million; Vons seeks to recover damages of approximately $250 million and also seeks indemnity from other parties of any amounts it might be held liable to pay to Foodmaker. The Company believes that Vons has meritorious defenses to Foodmaker's claims.

     On September 13, 1996, a class action lawsuit entitled McCampbell. et al.
v. Ralphs Grocery Company, et al., was filed in the Superior Court of San Diego County, California against Vons and two other grocery store chains operating in Southern California. In the complaint it is alleged, among other things, that Vons and the other defendants conspired to fix the retail price of eggs in Southern California. The plaintiffs claim that the defendants violated provisions of the California Cartwright Act and engaged in unfair competition. Plaintiffs seek damages they allege the class has sustained; the amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. In addition, plaintiffs seek an injunction against future acts that would be in restraint of trade or that would constitute unfair competition. An answer has been filed to the complaint that denies plaintiffs' allegations and sets forth several defenses. On October 3, 1997, the Court issued an order certifying a class of retail purchasers of white chicken eggs by the dozen from defendants' stores within the Counties of Los Angeles, Riverside, San Bernadino, San Diego, Imperial and Orange during the period from September 13, 1993 to the present. The Company believes that Vons has meritorious defenses to plaintiffs' claims.

     On August 28, 1997, the Bankruptcy Court for the Western District of Missouri entered judgment denying all relief sought by Food Barn in its lawsuit against the Company and others arising out of the February 1988 sale of Safeway's Kansas City Division to a company formed by Morgan, Lewis, Githen & Ahn Fund I and financed principally by the Prudential Insurance Company of America and its affiliate, Pru Co. Insurance Company. The complaint alleged that the 1988 transaction was a fraudulent conveyance and that the Company fraudulently induced Food Barn to enter into the 1988 transaction. In September 1997, Food Barn filed a notice of appeal.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Safeway Inc.:

     We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Francisco, California
February 18, 1997

                         SAFEWAY INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             1996           1995           1994
                                                          ----------     ----------     ----------
                                                          (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Sales.................................................... $ 17,269.0     $ 16,397.5     $ 15,626.6
Cost of goods sold.......................................  (12,494.8)     (11,905.1)     (11,339.3)
                                                          ----------     ----------     ----------
  Gross profit...........................................    4,774.2        4,492.4        4,287.3
Operating and administrative expense.....................   (3,882.5)      (3,765.0)      (3,675.2)
                                                          ----------     ----------     ----------
  Operating profit.......................................      891.7          727.4          612.1
Interest expense.........................................     (178.5)        (199.8)        (221.7)
Equity in earnings of unconsolidated affiliates..........       50.0           26.9           27.3
Other income, net........................................        4.4            2.0            6.4
                                                          ----------     ----------     ----------
  Income before income taxes and extraordinary loss......      767.6          556.5          424.1
Income taxes.............................................     (307.0)        (228.2)        (173.9)
                                                          ----------     ----------     ----------
  Income before extraordinary loss.......................      460.6          328.3          250.2
Extraordinary loss related to early retirement of debt,
  net of income tax benefit of $1.3 and $6.7.............         --           (2.0)         (10.5)
                                                          ----------     ----------     ----------
          Net income..................................... $    460.6     $    326.3     $    239.7
                                                          ==========     ==========     ==========
Earnings per common share and common share equivalent:
  Primary
     Income before extraordinary loss.................... $     1.94     $     1.36     $     1.02
     Extraordinary loss..................................         --          (0.01)         (0.04)
                                                          ----------     ----------     ----------
          Net income..................................... $     1.94     $     1.35     $     0.98
                                                          ==========     ==========     ==========
  Fully diluted
     Income before extraordinary loss.................... $     1.93     $     1.35     $     1.01
     Extraordinary loss..................................         --          (0.01)         (0.04)
                                                          ----------     ----------     ----------
          Net income..................................... $     1.93     $     1.34     $     0.97
                                                          ==========     ==========     ==========
Weighted average common shares and common share
  equivalents:
  Primary................................................      237.8          240.6          244.1
  Fully diluted..........................................      238.4          243.5          247.1

          See accompanying notes to consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                             YEAR-END      YEAR-END
                                                                               1996          1995
                                                                             --------      --------
                                                                              (IN MILLIONS, EXCEPT
                                                                              PER- SHARE AMOUNTS)
Current assets:
  Cash and equivalents....................................................   $   79.7      $   74.8
  Receivables.............................................................      160.9         152.7
  Merchandise inventories, net of LIFO reserve of $79.2 and $74.3.........    1,283.3       1,191.8
  Prepaid expenses and other current assets...............................      130.5          95.5
                                                                             --------      --------
          Total current assets............................................    1,654.4       1,514.8
                                                                             --------      --------
Property:
  Land....................................................................      438.3         419.4
  Buildings...............................................................    1,286.9       1,213.2
  Leasehold improvements..................................................      957.2         858.5
  Fixtures and equipment..................................................    2,108.5       1,912.7
  Property under capital leases...........................................      278.7         283.4
                                                                             --------      --------
                                                                              5,069.6       4,687.2
  Less accumulated depreciation and amortization..........................    2,313.2       2,094.3
                                                                             --------      --------
          Total property, net.............................................    2,756.4       2,592.9
Goodwill, net of accumulated amortization of $116.4 and $106.3............      312.5         323.8
Prepaid pension costs.....................................................      328.7         322.4
Investments in unconsolidated affiliates..................................      362.4         336.0
Other assets..............................................................      130.8         104.4
                                                                             --------      --------
          Total assets....................................................   $5,545.2      $5,194.3
                                                                             ========      ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of notes and debentures..............................   $  237.3      $  221.4
  Current obligations under capital leases................................       18.4          19.0
  Accounts payable........................................................   1,153.1..      1,040.0
  Accrued salaries and wages..............................................      231.2         234.6
  Other accrued liabilities...............................................      390.0         424.0
                                                                             --------      --------
          Total current liabilities.......................................    2,030.0       1,939.0
                                                                             --------      --------
Long-term debt:
  Notes and debentures....................................................    1,568.1       1,783.6
  Obligations under capital leases........................................      160.4         166.2
                                                                             --------      --------
          Total long-term debt............................................    1,728.5       1,949.8
Deferred income taxes.....................................................      223.8         108.5
Accrued claims and other liabilities......................................      376.1         401.5
                                                                             --------      --------
Total liabilities.........................................................    4,358.4       4,398.8
                                                                             --------      --------
Commitments and contingencies
Stockholders' equity:
  Common stock: par value $0.01 per share; 750 shares authorized; 221.4
     and 213.7 shares outstanding.........................................        2.2           2.1
  Additional paid-in capital..............................................      750.3         684.9
  Unexercised warrants purchased..........................................     (322.7)       (196.2)
  Cumulative translation adjustments......................................       12.0          20.3
  Retained earnings.......................................................      745.0         284.4
                                                                             --------      --------
          Total stockholders' equity......................................    1,186.8         795.5
                                                                             --------      --------
Total liabilities and stockholders' equity................................   $5,545.2      $5,194.3
                                                                             ========      ========

          See accompanying notes to consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    1996        1995        1994
                                                                   -------     -------     -------
                                                                            (IN MILLIONS)
CASH FLOW FROM OPERATIONS
Net income.......................................................  $ 460.6     $ 326.3     $ 239.7
Reconciliation to net cash flow from operations:
  Extraordinary loss related to early retirement of debt, before
     income tax benefit..........................................       --         3.3        17.2
  Depreciation and amortization..................................    338.5       329.7       326.4
  Amortization of deferred finance costs.........................      1.8         4.0         3.0
  Deferred income taxes..........................................    113.9       (15.8)      (12.9)
  LIFO expense...................................................      4.9         9.5         2.7
  Equity in earnings of unconsolidated affiliates................    (50.0)      (26.9)      (27.3)
  Net pension expense (income)...................................      4.2         7.6        (1.4)
  Contributions to Canadian pension plan.........................    (10.6)      (10.3)      (11.5)
  Increase (decrease) in accrued claims and other liabilities....    (17.6)       19.0        (5.7)
  Loss (gain) on property retirements............................    (12.6)       20.4        56.3
  Changes in working capital items:
     Receivables.................................................     (8.5)       (3.8)      (24.5)
     Inventories at FIFO cost....................................    (99.3)      (55.4)      (31.8)
     Prepaid expenses and other current assets...................    (35.1)       (2.9)        3.6
     Payables and accruals.......................................    135.0        53.0       219.5
                                                                    ------      ------      ------
          Net cash flow from operations..........................    825.2       657.7       753.3
                                                                    ------      ------      ------
CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for property additions.................................   (541.8)     (450.9)     (339.9)
Proceeds from sale of property and operations....................     60.8        54.8        36.3
Other............................................................     (1.3)      (29.6)      (28.0)
                                                                    ------      ------      ------
  Net cash flow used by investing activities.....................   (482.3)     (425.7)     (331.6)
                                                                    ------      ------      ------
CASH FLOW FROM FINANCING ACTIVITIES
Additions to short-term borrowings...............................  $ 227.2     $ 183.7     $ 157.9
Payments on short-term borrowings................................   (280.4)     (131.5)     (108.0)
Additions to long-term borrowings................................    387.1       708.1       455.7
Payments on long-term borrowings.................................   (552.0)     (787.6)     (986.2)
Proceeds from exercise of warrants and stock options.............     12.6        12.8        14.6
Premiums paid on early retirement of debt........................       --        (3.3)      (13.2)
Purchase of unexercised warrants.................................   (126.5)     (196.2)         --
Other............................................................     (5.5)       (4.4)        0.7
                                                                    ------      ------      ------
  Net cash flow used by financing activities.....................   (337.5)     (218.4)     (478.5)
                                                                    ------      ------      ------
Effect of changes in exchange rates on cash......................     (0.5)        0.5        (0.9)
                                                                    ------      ------      ------
Increase (decrease) in cash and equivalents......................      4.9        14.1       (57.7)
CASH AND EQUIVALENTS
Beginning of year................................................     74.8        60.7       118.4
                                                                    ------      ------      ------
End of year......................................................  $  79.7     $  74.8     $  60.7
                                                                    ======      ======      ======
OTHER CASH FLOW INFORMATION
Cash payments during the year for:
  Interest.......................................................  $ 181.8     $ 203.0     $ 230.1
  Income taxes, net of refunds...................................    156.7       213.0       126.0
NONCASH INVESTING AND FINANCING ACTIVITIES
Tax benefit from stock options exercised.........................     51.9        16.6        15.6
Mortgage notes assumed in property acquisitions..................       --          --        11.3
Capital lease obligations entered into...........................     15.5        13.7         4.5

          See accompanying notes to consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                RETAINED
                                     COMMON STOCK    ADDITIONAL   UNEXERCISED   CUMULATIVE      EARNINGS         TOTAL
                                    --------------    PAID-IN      WARRANTS     TRANSLATION   (ACCUMULATED   STOCKHOLDERS'
                                    SHARES  AMOUNT    CAPITAL      PURCHASED    ADJUSTMENTS     DEFICIT)        EQUITY
                                    ------  ------   ----------   -----------   -----------   ------------   -------------
                                                                        (IN MILLIONS)
Balance, year-end 1993............   203.0   $2.0      $623.5                      $39.0        $ (281.6)      $   382.9
Options and warrants exercised,
  including tax benefit...........     6.6    0.1        30.1                         --              --            30.2
Stock bonuses.....................      --     --         0.9                         --              --             0.9
Net income........................      --     --          --                         --           239.7           239.7
Translation adjustments...........      --     --          --                       (9.9)             --            (9.9)
                                     -----   ----      ------                      -----          ------         -------
Balance, year-end 1994............   209.6    2.1       654.5                       29.1           (41.9)          643.8
Options and warrants exercised,
  including tax benefit...........     4.0     --        29.4                         --              --            29.4
Stock bonuses.....................     0.1     --         1.0                         --              --             1.0
Unexercised warrants purchased....      --     --          --       $(196.2)          --              --          (196.2)
Net income........................      --     --          --            --           --           326.3           326.3
Translation adjustments...........      --     --          --            --         (8.8)             --            (8.8)
                                     -----   ----      ------       -------        -----          ------         -------
Balance, year-end 1995............   213.7    2.1       684.9        (196.2)        20.3           284.4           795.5
Options and warrants exercised,
  including tax benefit...........     7.7    0.1        64.4            --           --              --            64.5
Stock bonuses.....................      --     --         1.0            --           --              --             1.0
Unexercised warrants purchased....      --     --          --        (126.5)          --              --          (126.5)
Net income........................      --     --          --            --           --           460.6           460.6
Translation adjustments...........      --     --          --            --         (8.3)             --            (8.3)
                                     -----   ----      ------       -------        -----          ------         -------
Balance, year-end 1996............   221.4   $2.2      $750.3       $(322.7)       $12.0        $  745.0       $ 1,186.8
                                     =====   ====      ======       =======        =====          ======         =======

          See accompanying notes to consolidated financial statements.

                         SAFEWAY INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company

     At December 28, 1996, Safeway Inc. ("Safeway" or the "Company") operated 1,052 stores in the United States and Canada. U.S. retail operations are located principally in northern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, Safeway has an extensive network of distribution, manufacturing and food processing facilities.

     In addition to stores operated under the Safeway name, the Company has ownership interests in two other retailers. At year-end 1996, Safeway held a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operated 71 food and general merchandise stores in western Mexico, and a 34.4% interest in The Vons Companies, Inc. ("Vons"), which operated 320 grocery stores located primarily in southern California.

     In December 1996, Safeway and Vons entered into an agreement for a business combination of the two companies pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase (the "Merger"). As a result of the Merger, Vons will become a wholly-owned subsidiary of Safeway. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997.

Basis of Consolidation

     The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority-owned are reported using the equity method.

Fiscal Year

     The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week periods ended December 28, 1996, December 30, 1995 and December 31, 1994.

Reclassifications

     Certain amounts for prior years have been reclassified to conform to the 1996 presentation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

     Assets and liabilities of the Company's Canadian subsidiaries and Mexican unconsolidated affiliate are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported as cumulative translation adjustments and are shown net of applicable income taxes as a separate component of stockholders' equity.

                         SAFEWAY INC. AND SUBSIDIARIES

Merchandise Inventories

     Merchandise inventory of $756 million at year-end 1996 and $693 million at year-end 1995 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $835 million at year-end 1996 and $767 million at year-end 1995. The remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. FIFO cost of inventory approximates replacement or current cost. Inventory on a FIFO basis includes meat and produce in the United States, inventory of U.S. manufacturing operations and all inventories of the Canadian subsidiaries.

     Application of the LIFO method resulted in increases in cost of goods sold of $4.9 million in 1996, $9.5 million in 1995 and $2.7 million in 1994. Liquidations of LIFO layers during the three years reported did not have a significant effect on the results of operations.

Property and Depreciation

     Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

        Stores and other buildings........................................    10 - 30 years
        Fixtures and equipment............................................     3 - 15 years

     Property under capital leases is amortized on a straight-line basis over the remaining terms of the leases. Leasehold improvements include buildings constructed on leased land and improvements to leased buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

Goodwill

     Goodwill is amortized on a straight-line basis over 40 years. Goodwill amortization was $10.4 million in 1996, 1995 and 1994.

Self-Insurance

     The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The present value of such claims was accrued using a discount rate of 5.5% in both 1996 and 1995. The current portion of the self-insurance liability ($65.1 million at year-end 1996 and $70.6 million at year-end 1995) is included in other accrued liabilities in the consolidated balance sheets. The long-term portion of $168.7 million at year-end 1996 and $188.7 million at year-end 1995 is included in accrued claims and other liabilities. Claims payments were $66.7 million in 1996, $71.4 million in 1995 and $75.3 million in 1994. The total undiscounted liability was $266 million at year-end 1996 and $297 million at year-end 1995.

Income Taxes

     The Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes represent tax credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                         SAFEWAY INC. AND SUBSIDIARIES

Earnings Per Common Share and Common Share Equivalent

     Earnings per common share and common share equivalent is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and warrants, as determined by the treasury stock method.

Statements of Cash Flows

     Short-term investments with original maturities of less than three months are considered to be cash equivalents. Borrowings with original maturities of less than three months are presented net of related repayments.

Off-Balance Sheet Financial Instruments

     As discussed in Note E, the Company has entered into interest rate swap agreements to limit the exposure of its floating interest rate debt to changes in market interest rates. These agreements involve the exchange with a counterparty of fixed and floating rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties are major financial institutions.

Revenue Recognition

     Sales are recorded when payment is tendered at check-out.

Fair Value of Financial Instruments

     Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and equivalents, accounts receivable, accounts payable and short-term debt. The carrying amount of these items approximates fair value.

     Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 1996, the estimated fair value of debt was $1.9 billion compared to a carrying value of $1.8 billion. At year-end 1995, the estimated fair value of debt was $2.1 billion compared to a carrying value of $2.0 billion.

     Interest rate swap agreements. The fair value of interest rate swap agreements is the amount at which they could be settled based on estimates obtained from dealers. At year-end 1996 and 1995, net unrealized losses on interest rate swap agreements were $2.0 million and $2.4 million. Since the

                         SAFEWAY INC. AND SUBSIDIARIES

Company intends to hold these agreements as hedges for the terms of the agreements, the market risk associated with changes in interest rates should not be significant.

Impairment of Long-Lived Assets

     In 1996, Safeway adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying value of a long-lived asset. Safeway's existing accounting policy for long-lived assets complied with SFAS No. 121. Therefore, the adoption of SFAS No. 121 did not have a material effect on the Company's Consolidated Financial Statements. Upon the decision to close a store or other facility, the Company accrues estimated future losses, if any, which may include lease payments or other costs of holding the facility, net of estimated future income. As of year-end 1996, Safeway had an accrued liability of $27.6 million for the anticipated future closure of 35 stores and $19.8 million for the anticipated future closure of other facilities.

Stock-Based Compensation

     Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Safeway elected to adopt the disclosure requirements of SFAS No. 123,"Accounting for Stock-Based Compensation," in 1996.

NOTE B -- MERGER WITH THE VONS COMPANIES, INC.

     Safeway currently owns approximately 34% of the outstanding common stock of Vons. In December 1996, Safeway and Vons entered into an agreement for the Merger pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase. As a result of the Merger, Vons will become a wholly-owned subsidiary of Safeway. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997.

     Safeway currently recognizes its proportionate share of Vons' net income (based on Safeway's ownership interest in Vons) as equity in the earnings of an unconsolidated affiliate on a one-quarter delay basis. As of the acquisition date, Safeway will consolidate 100% of Vons' activity in its financial statements. Based on preliminary estimates, the cost to acquire the Vons stock not currently owned by Safeway will be approximately $1.7 billion, of which an estimated $1.5 billion will be allocated to goodwill with an estimated useful life of 40 years. Annual goodwill amortization of the combined company is expected to increase by approximately $29 million.

     In connection with the Merger, Safeway will repurchase (the "Repurchase") 32 million shares of Safeway common stock held by one or more partnerships controlled by affiliates of Kohlberg Kravis Roberts & Co. ("KKR") at $43 per share, or $1.376 billion in the aggregate. To finance the Repurchase, Safeway currently expects to enter into a new credit agreement to provide for, among other things, increased borrowing capacity to $3 billion and an extended maturity on the new commitments.

                         SAFEWAY INC. AND SUBSIDIARIES

NOTE C -- FINANCING

     Notes and debentures were composed of the following at year-end (in millions):

                                                                               1996         1995
                                                                             --------     --------
Credit Agreement, unsecured................................................  $  360.6     $  395.0
9.30% Senior Secured Debentures due 2007...................................      70.7         70.7
Mortgage notes payable, secured............................................     306.4        389.3
10% Senior Notes due 2002, unsecured.......................................      59.1         59.1
Medium-term notes, unsecured...............................................      65.5         80.0
Other notes payable, unsecured.............................................     119.0        122.7
Short-term bank borrowings, unsecured......................................      83.0        136.1
9.35% Senior Subordinated Notes due 1999, unsecured........................     161.5        172.5
10% Senior Subordinated Notes due 2001, unsecured..........................     241.4        241.4
9.65% Senior Subordinated Debentures due 2004, unsecured...................     228.2        228.2
9.875% Senior Subordinated Debentures due 2007, unsecured..................     110.0        110.0
                                                                             --------     --------
                                                                              1,805.4      2,005.0
Less current maturities....................................................     237.3        221.4
                                                                             --------     --------
Long-term portion..........................................................  $1,568.1     $1,783.6
                                                                             ========     ========

Credit Agreement

     Safeway's existing unsecured bank credit agreement (the "Credit Agreement") matures in 2000 and has two one-year extension options. Safeway may borrow up to $1.15 billion under the Credit Agreement, including up to $400 million in Canada. At year-end 1996, the Company had total unused borrowing capacity under the Credit Agreement of $722.7 million.

     U.S. borrowings under the Credit Agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the Credit Agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company:
(a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate; or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

     The weighted average interest rate on borrowings under the Credit Agreement was 5.3% during 1996. At year-end 1996, the weighted average interest rate on borrowings under the Credit Agreement was 5.0%.

Senior Secured Indebtedness

     The 9.30% Senior Secured Debentures due 2007 are secured by a Deed of Trust which created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

Mortgage Notes Payable

     Mortgage notes payable at year-end 1996 have remaining terms ranging from one to 13 years, have a weighted average interest rate of 9.3% and are secured by properties with a net book value of approximately $425 million.

                         SAFEWAY INC. AND SUBSIDIARIES

Senior Unsecured Indebtedness

     In 1992, the Company filed with the Securities and Exchange Commission a shelf registration statement relating to public offerings of up to $240 million of debt securities. Pursuant to the shelf registration, the Company issued $80 million of notes in 1992, including $74 million of 10% Senior Notes due 2002, and $80 million of medium-term notes in 1993. The Company used the proceeds from these notes to finance capital expenditures.

Other Notes Payable

     Other notes payable at year-end 1996 have remaining terms ranging from one to 15 years and a weighted average interest rate of 7.6%.

Senior Subordinated Indebtedness

     The 9.35% Senior Subordinated Notes due 1999, 10% Senior Subordinated Notes due 2001, 9.65% Senior Subordinated Debentures due 2004, and 9.875% Senior Subordinated Debentures due 2007 (collectively the "Subordinated Securities") are subordinated in right of payment to, among other things, the Company's borrowings under the Credit Agreement, the 9.30% Senior Secured Debentures, the senior unsecured indebtedness and mortgage notes payable.

Redemptions

     During 1995, Safeway retired $53.5 million of mortgage debt with proceeds from floating rate bank borrowings. During 1994, Safeway retired $44.2 million of senior debt and $247.9 million of Subordinated Securities primarily with proceeds from floating rate bank borrowings. These redemptions resulted in extraordinary losses of $2.0 million ($0.01 per share) in 1995 and $10.5 million ($0.04 per share) in 1994. The extraordinary losses represent the payment of redemption premiums and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.

Restrictive Covenants

     The Credit Agreement and the indentures related to Safeway's 9.30% Senior Secured Debentures due 2007 and the Subordinated Securities (the "Indentures") contain certain restrictions on payments by the Company for, among other things:
(i) paying cash dividends on its capital stock; (ii) repurchasing shares of its capital stock or certain indebtedness; and (iii) acquiring any outstanding warrants, options or other rights to acquire shares of any class of stock of Safeway. At year-end 1996, the limitation on such restricted payments was $540 million. Other provisions of the Credit Agreement, Indentures and the indentures related to the senior unsecured indebtedness limit Safeway with respect to, among other things, (a) incurring additional indebtedness; (b) creating liens upon its assets; and (c) disposing of material amounts of assets other than in the ordinary course of business.

     Other provisions of the Credit Agreement limit certain acts of the Company and require the Company to meet certain financial tests.

     The restrictions under the Indentures will not affect the Company's ability to consummate the Merger and the Repurchase described in Note B above.

                         SAFEWAY INC. AND SUBSIDIARIES

Annual Debt Maturities

     As of year-end 1996, annual debt maturities were as follows (in millions):

            1997...........................................................  $  237.3
            1998...........................................................      70.8
            1999...........................................................     195.6
            2000...........................................................     386.0
            2001...........................................................     306.3
            Thereafter.....................................................     609.4
                                                                             --------
                                                                             $1,805.4
                                                                             ========

Letters of Credit

     The Company had letters of credit of $153.5 million outstanding at year-end 1996 of which $66.7 million were issued under the Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays annual commitment fees ranging from 0.25% to 0.75% on the outstanding portion of the letters of credit.

NOTE D -- LEASE OBLIGATIONS

     Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,020 leases at year-end 1996, including approximately 170 which are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

     As of year-end 1996, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

                                                                   CAPITAL   OPERATING
                                                                   LEASES     LEASES
                                                                   -------   ---------
            1997.................................................  $  39.4   $   144.4
            1998.................................................     36.5       142.6
            1999.................................................     32.9       138.4
            2000.................................................     28.1       131.8
            2001.................................................     25.8       118.7
            Thereafter...........................................    196.1       968.3
                                                                    ------    --------
            Total minimum lease payments.........................    358.8   $ 1,644.2
                                                                              ========
            Less amounts representing interest...................   (180.0)
                                                                    ------
            Present value of net minimum lease payments..........    178.8
            Less current obligations.............................    (18.4)
                                                                    ------
            Long-term obligations................................  $ 160.4
                                                                    ======

     Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $146.1 million.

     Amortization expense for property under capital leases was $17.9 million in 1996, $18.9 million in 1995 and $20.6 million in 1994. Accumulated amortization of property under capital leases was $156.1 million at year-end 1996 and $151.6 million at year-end 1995.

                         SAFEWAY INC. AND SUBSIDIARIES

     The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

                                                            1996       1995       1994
                                                           ------     ------     ------
            Property leases:
              Minimum rentals...........................   $138.2     $132.7     $126.4
              Contingent rentals........................      9.9        9.1        9.8
              Less rentals from subleases...............    (11.1)     (11.1)     (13.7)
                                                           ------     ------     ------
                                                            137.0      130.7      122.5
            Equipment leases............................     21.0       20.8       20.9
                                                           ------     ------     ------
                                                           $158.0     $151.5     $143.4
                                                           ======     ======     ======

NOTE E -- INTEREST EXPENSE

     Interest expense consisted of the following (in millions):

                                                                        1996       1995       1994
                                                                       ------     ------     ------
Credit Agreement....................................................   $ 16.4     $ 13.5
Bank Credit Agreement and Working Capital Credit Agreement..........       --       11.7     $ 20.5
9.30% Senior Secured Debentures.....................................      6.6        6.6        8.0
Mortgage notes payable..............................................     33.0       43.3       50.2
10% Senior Notes....................................................      5.9        5.9        6.5
Medium-term notes...................................................      6.0        7.1        7.5
Other notes payable.................................................     11.9       11.3       16.5
Short-term bank borrowings..........................................      5.1        6.6        3.0
9.35% Senior Subordinated Notes.....................................     15.3       16.1       19.6
10% Senior Subordinated Notes.......................................     24.1       24.1       26.6
9.65% Senior Subordinated Debentures................................     22.0       22.0       24.5
9.875% Senior Subordinated Debentures...............................     10.9       10.9       12.1
Obligations under capital leases....................................     20.8       21.0       22.2
Amortization of deferred finance costs..............................      1.8        4.0        3.0
Interest rate swap agreements.......................................      3.0        0.3        4.4
Capitalized interest................................................     (4.3)      (4.6)      (2.9)
                                                                       ------     ------     ------
                                                                       $178.5     $199.8     $221.7
                                                                       ======     ======     ======

     As of year-end 1996, the Company had effectively converted $83.0 million of its $494.3 million of floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. The significant terms of such agreements outstanding at year-end 1996 were as follows (dollars in millions):

                                            VARIABLE
                               CANADA       INTEREST
              U.S. FIXED       FIXED         RATES
NOTIONAL       INTEREST       INTEREST       TO BE       ORIGINATION     EXPIRATION
PRINCIPAL     RATES PAID     RATES PAID     RECEIVED        DATE            DATE
---------     ----------     ----------     --------     -----------     ----------
  $10.0           5.8%                         5.5%          1992           1997
   18.3                          8.7%          2.9           1992           1997
   18.2                          8.7           4.4           1992           1997
   36.5                          6.0           4.0           1993           1998
  -----
  $83.0
  =====

                         SAFEWAY INC. AND SUBSIDIARIES

     The variable interest rate received on the U.S. swap is based on LIBOR rates. Variable interest rates received on Canadian swaps are based on the average of bankers acceptance rates quoted by Canadian banks.

     The notional principal amounts do not represent cash flows and therefore are not subject to credit risk. The Company is subject to risk from nonperformance of the counterparties to the agreements in the amount of any interest differential to be received. Because the Company monitors the credit ratings of its counterparties, which are limited to major financial institutions, Safeway does not anticipate nonperformance by the counterparties.

     At year-end 1996 and 1995, net unrealized losses on the interest rate swap agreements were $2.0 million and $2.4 million. Since the Company intends to hold these agreements as hedges for the term of the agreements, the market risk associated with changes in interest rates should not be significant.

NOTE F -- CAPITAL STOCK

Shares Authorized and Issued

     Authorized preferred stock consists of 25 million shares of which none was outstanding during 1996, 1995 or 1994. Authorized common stock consists of 750 million shares at $0.01 par value. Common stock outstanding at year-end 1996 and 1995 was 221.4 million and 213.7 million shares.

     Common stock issued to certain Company officers is restricted as to transferability. Generally, this restriction gives the Company the option to purchase, at market price, any such stock offered for sale.

     Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase up to 49.0 million shares of common stock at an exercise price equal to or greater than the fair market value at the date of grant, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. The stock option plans prohibit the transfer of options.

                         SAFEWAY INC. AND SUBSIDIARIES

     Activity in the Company's stock option plans for the three-year period ended December 28, 1996 was as follows:

                                                                                   WEIGHTED AVERAGE
                                                                    OPTIONS         EXERCISE PRICE
                                                                   ----------     ------------------
Outstanding, year-end 1993.......................................  27,087,240           $ 4.73
  1994 Activity:
     Granted.....................................................   3,709,250            13.13
     Canceled....................................................  (1,154,168)            7.25
     Exercised...................................................  (4,329,298)            2.83
                                                                   ----------
Outstanding, year-end 1994.......................................  25,313,024             6.18
  1995 Activity:
     Granted.....................................................   1,018,180            18.13
     Canceled....................................................    (779,324)            7.44
     Exercised...................................................  (3,386,558)            3.86
                                                                   ----------
Outstanding, year-end 1995.......................................  22,165,322             7.04
  1996 Activity:
     Granted.....................................................   1,995,992            33.30
     Canceled....................................................    (362,227)           10.14
     Exercised...................................................  (4,412,509)            4.09
                                                                   ----------
Outstanding, year-end 1996.......................................  19,386,578            10.14
                                                                   ==========
Exercisable, year-end 1995.......................................  12,022,760             4.69
                                                                   ==========
Exercisable, year-end 1996.......................................  11,517,320             8.50
                                                                   ==========

Weighted average fair value of options granted during the year:

    1995     $ 8.69
    1996     $15.28

     The following table summarizes stock option information at year-end 1996:

                                   OPTIONS OUTSTANDING                                                 OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------     -----------------------------------
    RANGE OF            NUMBER              WEIGHTED-AVERAGE             WEIGHTED AVERAGE         NUMBER         WEIGHTED AVERAGE
 EXERCISE PRICES      OF OPTIONS       REMAINING CONTRACTUAL LIFE         EXERCISE PRICE        OF OPTIONS        EXERCISE PRICE
-----------------    ------------     -----------------------------     ------------------     ------------     ------------------
 $ 1.00 to $ 1.00       2,087,000             1.70 years                      $ 1.00              2,087,000           $ 1.00
   4.80 to   6.00       3,445,520            10.69                              5.47              2,031,285             5.48
   6.19 to   6.44       3,210,026             8.67                              6.43              2,686,820             6.43
   6.50 to   9.50       4,313,040            10.40                              7.78              2,648,072             7.82
   9.56 to  13.13       2,625,205             7.96                             12.58                823,961            12.49
  13.19 to  43.00       3,705,787             9.98                             24.85              1,240,182            29.38
                                             ----------
                       ----------                                             ------             ----------           ------
 $ 1.00 to $43.00      19,386,578             8.81                            $10.33             11,517,320           $ 8.50
                       ==========            ==========                       ======             ==========           ======

     Options to purchase 7.4 million shares were available for grant at year-end 1996.

Additional Stock Plan Information

     As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

                         SAFEWAY INC. AND SUBSIDIARIES

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires the disclosure of proforma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven to nine years expected life to vesting; stock volatility of 30% in 1996 and 29% in 1995; risk-free interest rates of 6.29% in 1996 and 6.50% in 1995; and no dividends during the expected term.

     The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the proforma calculation; accordingly, the 1995 and 1996 proforma adjustments are not indicative of future period proforma adjustments. Had compensation cost for the Safeway's stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                                                     1996       1995
                                                                    ------     ------
            Net income (in millions):
              As reported.........................................  $460.6     $326.3
              Proforma............................................   459.0      325.8
            Primary earnings per share:
              As reported.........................................  $ 1.94     $ 1.35
              Proforma............................................    1.93       1.35
            Fully diluted earnings per share:
              As reported.........................................  $ 1.93     $ 1.34
              Proforma............................................    1.92       1.34

Public Stock Offering

     In February 1996, the Company completed the public offering of 23.0 million shares of common stock owned by affiliates of KKR, including 2.2 million shares issued upon the exercise of SSI Warrants (as defined below) and 0.2 million shares issued upon the exercise of employee stock options. Also in 1996, SSI Warrants to purchase 2.3 million shares attributable to the limited partnership interests owned by Safeway were canceled. The Company received proceeds of $2.4 million for the exercise price of the options and warrants. Affiliates of KKR and the option holder received the balance of proceeds from the stock offering. After the offering, two limited partnerships affiliated with KKR own 109.2 million shares of Safeway common stock, and SSI Equity Associates, L.P. holds SSI Warrants to purchase 23.4 million shares of Safeway common stock.

Repurchases of Common Stock and Warrants to Purchase Common Stock

     At year-end 1996, warrants (the "SSI Warrants") to purchase 23.4 million shares of the Company's common stock at $1.00 per share were held by SSI Equity Associates, L.P. ("SSI"), a limited partnership whose sole assets consist of the SSI Warrants. The SSI Warrants are exercisable through November 15, 2001. SSI Partners, L.P., an affiliate of KKR, is the general partner of SSI. During 1996 and 1995, the

                         SAFEWAY INC. AND SUBSIDIARIES

Company acquired 64.5% of the partnership interests in SSI for $322.7 million with proceeds from bank borrowings, which was accounted for as a reduction to stockholders' equity.

     Outstanding common stock and the effect of options and warrants at year-end 1996 are summarized as follows (in millions):

                                                                             POTENTIAL-
                                                                              PROCEEDS
                                                                 SHARES     FROM EXERCISE
                                                                 ------     -------------
            Common stock outstanding...........................  221.4
            Options to purchase common stock...................   18.5         $ 169.9
            SSI Warrants.......................................    8.3             8.3
                                                                 -----          ------
                      Total....................................  248.2         $ 178.2
                                                                 =====          ======

     Immediately following the Merger described in Note B above, the Company will consummate the Repurchase of 32.0 million shares of Safeway common stock held by one or more partnerships controlled by affiliates of KKR at $43 per share, or $1.376 billion in the aggregate. Immediately after the Repurchase, it is expected that the two limited partnerships affiliated with KKR will own approximately 33% of Safeway's outstanding common stock.

NOTE G -- TAXES ON INCOME

     The components of income tax expense are as follows (in millions):

                                                           1996       1995       1994
                                                          ------     ------     ------
            Current:
              Federal                                     $162.9     $157.9     $112.6
              State                                         30.7       29.9       23.1
              Foreign                                       (0.5)      56.2       51.4
                                                          ------     ------     ------
                                                           193.1      244.0      187.1
                                                          ------     ------     ------
            Deferred:
              Federal                                       49.3        8.2       (0.6)
              State                                         12.6       (0.8)       1.9
              Foreign                                       52.0      (23.2)     (14.5)
                                                          ------     ------     ------
                                                           113.9      (15.8)     (13.2)
                                                          ------     ------     ------
                                                          $307.0     $228.2     $173.9
                                                          ======     ======     ======

     Extraordinary losses are presented net of related tax benefits. Therefore, 1995 and 1994 income tax expense excludes tax benefits of $1.3 million and $6.7 million on extraordinary losses. Tax benefits from the exercise of employee stock options of $51.9 million in 1996, $16.6 million in 1995 and $15.6 million in 1994 were credited directly to paid-in capital and, therefore, are excluded from income tax expense.

                         SAFEWAY INC. AND SUBSIDIARIES

     The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

                                                                   1996       1995       1994
                                                                  ------     ------     ------
    Statutory rate..............................................      35%        35%        35%
    Income tax expense using federal statutory rate.............  $268.7     $194.8     $148.4
    State rates on income less federal benefit..................    28.1       18.9       16.3
    Taxes provided on equity in earnings of unconsolidated
      affiliates at rates below the statutory rate..............   (10.5)      (5.3)      (6.9)
    Taxes on foreign earnings not permanently reinvested........     7.3        6.2        6.6
    Withholding tax on Canadian earnings not permanently
      reinvested................................................      --       (5.8)       4.4
    Nondeductible expenses and amortization.....................     3.2        4.2        2.9
    Difference between statutory rate and foreign effective
      rate......................................................    11.1        1.0        2.2
    Other accruals..............................................    (0.9)      14.2         --
                                                                  ------     ------     ------
                                                                  $307.0     $228.2     $173.9
                                                                  ======     ======     ======

     Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

                                                                           1996        1995
                                                                          -------     -------
    Deferred tax assets:
      Workers' compensation and other claims............................. $  91.7     $ 102.9
      Accruals not currently deductible..................................    48.7        59.5
      Accrued claims and other liabilities...............................    47.4        48.3
      Employee benefits..................................................     9.7        34.0
      Canadian operating loss carryforward...............................     2.7        54.7
      Other assets.......................................................     6.0        14.5
                                                                          -------     -------
                                                                            206.2       313.9
                                                                          -------     -------
    Deferred tax liabilities:
      Property...........................................................  (110.5)     (124.3)
      Prepaid pension costs..............................................  (149.9)     (142.7)
      LIFO inventory reserves............................................   (66.8)      (53.7)
      Investments in unconsolidated affiliates...........................   (48.1)      (40.0)
      Cumulative translation adjustments.................................   (23.0)      (24.6)
      Other liabilities..................................................   (31.7)      (37.1)
                                                                          -------     -------
                                                                           (430.0)     (422.4)
                                                                          -------     -------
    Net deferred tax liability........................................... $(223.8)    $(108.5)
                                                                          =======     =======

     Income tax returns for years subsequent to 1985 and 1991 are subject to examination by U.S. and Canadian taxing authorities, respectively.

NOTE H -- EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

U.S. and Canadian Retirement Plans

     The Company maintains defined benefit, non-contributory pension plans (the "Plans") for substantially all of its U.S. and Canadian employees not participating in multi-employer pension plans. Benefits are generally based upon years of service, age at retirement date and compensation during the last years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy

                         SAFEWAY INC. AND SUBSIDIARIES
the statutory funding standards. Through year-end 1996, the assets of the U.S. Plan have exceeded its actuarially determined liabilities by such amounts that the U.S. Plan was considered fully funded for purposes of contribution requirements. Accordingly, no Company contributions were made to the U.S. Plan during the last three years. In 1996, 1995 and 1994, the Company contributed $10.6 million, $10.3 million and $11.5 million to the Canadian Plan. Assets of the Plans are primarily composed of equity and interest-bearing securities.

     Actuarial assumptions used to determine year-end Plan status were as follows:

                                                                          1996     1995     1994
                                                                          ----     ----     ----
    Discount rate used to determine the projected benefit obligations:
      U.S. Plan.......................................................... 7.5 %    7.0 %    8.0 %
      Canadian Plan...................................................... 7.0      8.0      8.0
      Combined weighted average rate..................................... 7.4      7.2      8.0
    Long-term rate of return on Plan assets:
      U.S. Plan.......................................................... 9.0      9.0      9.0
      Canadian Plan...................................................... 8.0      8.0      8.0
    Rate of compensation increase........................................ 5.5      5.5      5.5

     Net pension plan income (expense) consisted of the following (in millions):

                                                                   1996       1995       1994
                                                                  ------     ------     ------
    Return on Plan assets:
      Actual return, gain (loss)................................. $162.4     $241.2     $(26.9)
      Deferred loss (gain).......................................  (14.2)    (152.9)     123.6
                                                                  ------     ------     ------
    Actuarial assumed return.....................................  148.2       88.3       96.7
    Service cost.................................................  (41.3)     (36.7)     (41.2)
    Interest cost on projected benefit obligations...............  (51.7)     (48.3)     (44.9)
    Net amortization.............................................  (56.0)     (10.9)      (9.2)
                                                                  ------     ------     ------
    Net pension plan income (expense) recognized in consolidated
      statements of income....................................... $ (0.8)    $ (7.6)    $  1.4
                                                                  ======     ======     ======

     Under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS No. 88"), Safeway recognized a $3.4 million special termination expense in 1996 in connection with a workforce reduction, which is excluded from 1996 pension expense in the table above.

                         SAFEWAY INC. AND SUBSIDIARIES

     The funded status of the Plans at year-end was as follows (in millions):

                                                                           1996         1995
                                                                         --------     --------
    Fair value of assets at year-end...................................  $1,392.0     $1,245.9
                                                                         --------     --------
    Actuarially determined present value of:
      Vested benefit obligations.......................................     758.9        657.4
      Nonvested benefit obligations....................................       9.3          9.3
                                                                         --------     --------
      Accumulated benefit obligations..................................     768.2        666.7
      Additional amounts related to projected compensation increases...      98.9        102.7
                                                                         --------     --------
      Projected benefit obligations....................................     867.1        769.4
                                                                         --------     --------
    Fair value of assets in excess of projected benefit obligations....     524.9        476.5
    Adjustment for difference in book and tax basis of assets..........    (165.1)      (165.1)
    Unamortized prior service costs resulting from improved Plan
      benefits.........................................................      83.3         68.7
    Net gain from actuarial experience which has not been recognized in
      the consolidated financial statements............................    (114.4)       (57.7)
                                                                         --------     --------
    Prepaid pension costs..............................................  $  328.7     $  322.4
                                                                         ========     ========

Retirement Restoration Plan

     The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $4.4 million in 1996, $3.4 million in 1995 and $1.7 million in 1994. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $44.9 million at year-end 1996 and $45.5 million at year-end 1995.

Postretirement Benefits Other Than Pensions

     In addition to pension and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all of the cost of the life insurance plans. The plans are not funded.

     In 1996, the postretirement medical plan was amended to restrict the types of coverage available, to change the participant contributions and to exclude future retirees from participating in the plan. The exclusion of future retirees in the plan is considered a curtailment under the provisions of SFAS No. 88 which resulted in recognition of a curtailment gain of $14.5 million in 1996.

     At year-end 1996 and 1995, the Company's accumulated postretirement benefit obligation ("APBO") was $15.9 million and $23.3 million. The APBO represents the actuarial present value of benefits expected to be paid after retirement. Postretirement benefit expense was $1.7 million in 1996, $2.5 million in 1995 and $2.9 million in 1994.

     The significant assumptions used to determine the periodic postretirement benefit expense and the APBO were as follows:

                                                                          1996     1995     1994
                                                                          ----     ----     ----
    Discount rate.......................................................  7.0 %    7.0 %    8.0 %
    Rate of compensation increase.......................................  5.5      5.5      5.5

     For 1997, an 8.0% annual rate of increase in the per capita cost of postretirement medical benefits provided under the Company's group health plan was assumed. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. A 5.5% annual rate of increase was

                         SAFEWAY INC. AND SUBSIDIARIES
assumed for 1997 and thereafter in the per capita cost of postretirement benefits provided under HMO plans. If the health care cost trend rate assumptions were increased by 1% in each year, the APBO as of year-end 1996 would increase $0.1 million, and the net periodic postretirement benefit expense for 1996 would remain unchanged. Retiree contributions have historically been adjusted when plan costs increase. The APBO for the medical plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice.

Multi-Employer Pension Plans

Safeway participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's non-contributory pension plans, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $112 million in 1996, $105 million in 1995 and $70 million in 1994 were made and charged to income.

     Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

Collective Bargaining Agreements

     At year-end 1996, Safeway had approximately 119,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

     Of Safeway's approximately 107,000 unionized employees, approximately 7,000 in four operating areas are covered by labor contracts which are scheduled to expire in 1997. In addition, there are contracts in one operating area covering 10,000 employees that expired in 1996 and that have not yet been renewed. While Safeway believes that its relationship with its employees is good, there can be no assurance that contracts covering such 17,000 employees, or that labor contracts which come up for renewal after 1997, will be renewed. Failure to renew significant contracts can lead to work stoppages that could have an adverse effect on Safeway's results of operations.

NOTE I -- INVESTMENTS IN AFFILIATES

     At year-end 1996, investments in affiliates consisted of a 49% interest in Casa Ley, which operated 71 food and general merchandise stores in western Mexico, and a 34.4% interest in Vons, which operated 320 grocery stores located mostly in southern California.

                         SAFEWAY INC. AND SUBSIDIARIES

     In December 1996, Safeway and Vons entered into an agreement for the Merger pursuant to which Safeway will issue 1.425 shares of Safeway common stock for each share of Vons common stock it does not currently own in a transaction that will be accounted for as a purchase. The transaction is subject to approval by Vons' shareholders. The companies expect to complete the transaction in early April of 1997. See Note B to the Consolidated Financial Statements.

     At year-end 1996, the Company owned 15.1 million shares of Vons outstanding common stock. The Company's recorded investment in Vons was $286.4 million (including goodwill of $44.3 million) at year-end 1996 and $255.2 million (including goodwill of $45.6 million) at year-end 1995. Goodwill is being amortized over 40 years. At year-end 1996, the aggregate market value of Safeway's shares of Vons stock as quoted on the New York Stock Exchange was $871.6 million.

     Safeway's share of Vons' earnings, recorded on a one-quarter delay basis, was $31.2 million in 1996, compared to $18.3 million in 1995 and $11.6 million in 1994. According to Vons' financial reports filed with the Securities and Exchange Commission, same-store sales increased 5.2% and 5.5% for the 16 and 40 weeks ended October 6, 1996. In 1994, Vons reported a restructuring charge which decreased Safeway's share of Vons' earnings by $3.9 million. According to Vons, these restructuring charges included anticipated expenses associated with a program to close underperforming stores and reduce workforce.

     Summarized financial information derived from Vons' financial reports filed with the Securities and Exchange Commission was as follows (in millions):

                                                                         OCTOBER 6,     OCTOBER 8,
                                                                            1996           1995
                                                                         ----------     ----------
    Financial Position:
    Current assets.....................................................   $  440.7       $  436.3
    Property and equipment, net........................................    1,182.9        1,189.3
    Other assets.......................................................      529.3          545.3
                                                                          --------       --------
    Total assets.......................................................   $2,152.9       $2,170.9
                                                                          --------       --------
    Current liabilities................................................   $  706.0       $  573.6
    Long-term obligations..............................................      744.9          995.8
    Shareholders' equity...............................................      702.0          601.5
                                                                          --------       --------
    Total liabilities and shareholders' equity.........................   $2,152.9       $2,170.9
                                                                          ========       ========

                                                               52 WEEKS     52 WEEKS     52 WEEKS
                                                                ENDED        ENDED        ENDED
                                                              OCTOBER 6,   OCTOBER 8,   OCTOBER 9,
                                                                 1996         1995         1994
                                                              ----------   ----------   ----------
    Results of Operations:
    Sales...................................................  $  5,366.6   $  5,023.5   $  4,990.9
    Cost of sales and other expenses........................    (5,275.9)    (4,967.4)    (4,954.5)
                                                               ---------    ---------    ---------
    Net income..............................................  $     90.7   $     56.1   $     36.4
                                                               =========    =========    =========

     Income from Safeway's equity investment in Casa Ley, recorded on a one-quarter delay basis, increased to $18.8 million in 1996 from $8.6 million in 1995 and $15.7 million in 1994. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico have moderated and Casa Ley's financial results have gradually improved.

                         SAFEWAY INC. AND SUBSIDIARIES

     Casa Ley had total assets of $263.1 million and $276.9 million as of September 30, 1996 and 1995 based on financial information provided by Casa Ley. Sales and net income for Casa Ley were as follows (in millions):

                                                            12 MONTHS ENDED
                                                             SEPTEMBER 30,
                                                     ------------------------------
                                                      1996       1995        1994
                                                     ------     ------     --------
                Sales.............................   $810.1     $861.4     $1,052.4
                                                     ======     ======     ========
                Net income........................   $ 33.8     $ 17.9     $   32.0
                                                     ======     ======     ========

NOTE J -- RELATED-PARTY TRANSACTIONS

     KKR provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Payments for management fees, special services and reimbursement of expenses were $1,364,000 in 1996, $1,355,000 in 1995 and $980,000 in 1994.

     The Company holds an 80% interest in Property Development Associates ("PDA"), a partnership formed in 1987 with a company controlled by an affiliate of KKR, to purchase, manage and dispose of certain Safeway facilities which are no longer used in the retail grocery business. The financial statements of PDA are consolidated with those of the Company and minority interest of $25.1 million and $23.2 million at year-end 1996 and 1995 is included in accrued claims and other liabilities in the accompanying consolidated balance sheets. During 1996, the Company contributed to PDA 16 properties no longer used in its retail grocery business which had an aggregate net book value of $8.4 million. The minority partner contributed cash in an amount sufficient to maintain its 20% ownership. No gains or losses were recognized on these transactions. In 1995, no properties were contributed. Safeway paid PDA $1.6 million in 1996, $1.5 million in 1995 and $1.1 million in 1994 for reimbursement of expenses related to management and real estate services provided by PDA.

     Safeway sells products to Vons for resale under Vons' private label. Sales and cost of sales to Vons were as follows (in millions):

                                                         1996      1995      1994
                                                         -----     -----     -----
                Sales..................................  $51.4     $28.4     $19.5
                                                         =====     =====     =====
                Cost of Sales..........................  $49.3     $27.9     $18.5
                                                         =====     =====     =====

NOTE K -- COMMITMENTS AND CONTINGENCIES

Legal Matters

     In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through January 9, 1997 in excess of 125,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $121 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

     As of January 9, 1997, there were still pending approximately 3,000 claims against the Company for personal injury (including punitive damages) and approximately 460 separate claims for property damage arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date.

                         SAFEWAY INC. AND SUBSIDIARIES

     On March 8, 1996, a purported class action was filed on behalf of persons allegedly injured as a result of the smoke, ash and embers generated by the fire. The complaint, which was amended after the Court sustained the Company's demurrer with leave to amend, generally alleges that the Company fraudulently
(i) obtained settlements of certain claims arising out of the fire and (ii) made statements that induced claimants not to file actions within the time period under the statute of limitations. The amended complaint seeks compensatory and punitive damages. Safeway has demurred to the amended complaint, and the court has taken the demurrer under submission. The Company has received notice from its insurance carrier denying coverage for claims asserted in this case. Safeway strongly disagrees with the insurance carrier's denial of coverage.

     Safeway believes that coverage under its insurance policy will be sufficient and available for resolution of all remaining third-party claims arising out of the fire.

     In February 1988, the Company sold its Kansas City Division to a company formed by Morgan, Lewis, Githen & Ahn Fund I ("Morgan Lewis") and financed principally by the Prudential Insurance Company of America ("Prudential") and its affiliate, PruCo Insurance Company ("PruCo"). In January 1993, the buyer (Food Barn Stores, Inc.) filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, and the plan of reorganization was confirmed in July 1994. In January 1995, Food Barn filed suit against the Company and others in the U.S. Bankruptcy Court for the Western District of Missouri. In its complaint, Food Barn alleges that (i) the 1988 transaction was a fraudulent conveyance under New York law, and (ii) the Company defrauded Food Barn and fraudulently induced it to enter into the February 1988 transaction. Food Barn seeks damages of $78 million (the alleged difference between the value of the division and the purchase price), and consequential damages of approximately $696 million, plus interest, and $100 million in punitive damages. In April 1995, the Company filed motions to dismiss, and for summary judgment on, Food Barn's claims, and in August 1995 the Bankruptcy Court denied the motions. In September 1995, the Company filed its answer and counterclaims, denying the operative allegations of the complaint, asserting numerous defenses, and alleging that any losses sustained by Food Barn were the result of actions and omissions of Morgan Lewis and its principals, Prudential and PruCo. A trial was held in December 1996 and January 1997, and the case is under submission in the Bankruptcy Court. Safeway believes that its defenses are meritorious.

     There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief which, if granted, would require very large expenditures.

     It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages but without regard to potential recovery under the Company's insurance policies where coverage is contested, will not have a material adverse effect on the Company's financial statements taken as a whole.

Commitments

     The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $39.6 million at year-end 1996.

                         SAFEWAY INC. AND SUBSIDIARIES

NOTE L -- FINANCIAL INFORMATION BY GEOGRAPHIC AREA

                                                             UNITED STATES      CANADA        TOTAL
                                                             -------------     --------     ---------
                                                                          (IN MILLIONS)
1996
Sales......................................................    $13,797.5       $3,471.5     $17,269.0
Gross Profit...............................................      3,901.3          872.9       4,774.2
Operating Profit...........................................        752.8          138.9         891.7
Income before income taxes.................................        652.2          115.4         767.6
Net working capital (deficit)..............................       (442.7)          67.1        (375.6)
Total assets...............................................      4,625.4          919.8       5,545.2
Net assets.................................................        792.4          394.4       1,186.8
1995
Sales......................................................    $12,902.4       $3,495.1     $16,397.5
Gross profit...............................................      3,584.5          907.9       4,492.4
Operating profit...........................................        590.1          137.3         727.4
Income before income taxes and extraordinary loss..........        448.9          107.6         556.5
Net working capital (deficit)..............................       (490.1)          65.9        (424.2)
Total assets...............................................      4,261.5          932.8       5,194.3
Net assets.................................................        462.6          332.9         795.5
1994
Sales......................................................    $12,240.1       $3,386.5     $15,626.6
Gross profit...............................................      3,409.7          877.6       4,287.3
Operating profit...........................................        490.9          121.2         612.1
Income before income taxes and extraordinary loss..........        337.7           86.4         424.1
Net working capital (deficit)..............................       (372.5)         (13.5)       (386.0)
Total assets...............................................      4,171.3          850.8       5,022.1
Net assets.................................................        386.6          257.2         643.8

                         SAFEWAY INC. AND SUBSIDIARIES

NOTE M -- QUARTERLY INFORMATION (UNAUDITED)

     The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                                    LAST          THIRD        SECOND         FIRST
                                      YEAR        16 WEEKS      12 WEEKS      12 WEEKS      12 WEEKS
                                    ---------     ---------     ---------     ---------     ---------
                                                 (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
                                    -----------------------------------------------------------------
1996
Sales.............................  $17,269.0     $ 5,486.9     $ 3,954.0     $ 3,945.4     $ 3,882.7
Gross profit......................    4,774.2       1,493.0       1,086.6       1,102.1       1,092.5
Operating profit..................      891.7         283.7         203.8         210.1         194.1
Income before income taxes........      767.6         248.2         178.1         179.2         162.1
Net income........................      460.6         151.6         105.9         106.7          96.4
Income per common share and common
  share equivalent:
Primary...........................  $    1.94     $    0.63     $    0.44     $    0.44     $    0.40
Fully diluted.....................       1.93          0.63          0.44          0.44          0.40
Price range, New York Stock
  Exchange........................  $  45 3/8     $  45 3/8     $  38 1/4     $  35 5/8     $  30 1/8
                                           to                                                      to
                                      22 7/16     to 37 1/4     to 31 3/4     to 27 5/8       22 7/16

                                                    LAST          THIRD        SECOND         FIRST
                                      YEAR        16 WEEKS      12 WEEKS      12 WEEKS      12 WEEKS
                                    ---------     ---------     ---------     ---------     ---------
1995
Sales.............................  $16,397.5     $ 5,166.3     $ 3,845.5     $ 3,753.4     $ 3,632.3
Gross profit......................    4,492.4       1,413.8       1,058.4       1,016.8       1,003.4
Operating profit..................      727.4         231.9         176.4         165.1         154.0
Income before income taxes and
  extraordinary loss..............      556.5         183.6         141.6         121.5         109.8
Extraordinary loss related to
  early retirement of debt........       (2.0)         (2.0)           --            --            --
Net income........................      326.3         111.9          83.7          68.7          62.0
Income per common share and common
  share equivalent:
Primary
  Income before extraordinary
     loss.........................  $    1.36     $    0.48     $    0.35     $    0.29     $    0.26
  Extraordinary loss..............      (0.01)        (0.01)           --            --            --
                                    ---------      --------      --------      --------      --------
Net income........................  $    1.35     $    0.47     $    0.35     $    0.29     $    0.26
                                    =========      ========      ========      ========      ========
Fully diluted
Income before extraordinary
  loss............................  $    1.35     $    0.47          0.35     $    0.29     $    0.26
Extraordinary loss................      (0.01)        (0.01)           --            --            --
                                    ---------      --------      --------      --------      --------
Net income........................  $    1.34     $    0.46     $    0.35     $    0.29     $    0.26
                                    =========      ========      ========      ========      ========
Price range, New York Stock
  Exchange........................  $  25 3/4     $  25 3/4     $ 20 5/16     $  19 1/4     $      18
                                           to            to            to            to            to
                                      15 5/16      19 15/16      17 15/16       15 9/16       15 5/16

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., SBC Warburg Dillon Read Inc. and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, directly or through the exercise of SSI Warrants, the respective number of shares of Common Stock set forth opposite its name below:

                                                                              NUMBER OF
                                                                              SHARES OF
                                    UNDERWRITER                              COMMON STOCK
        -------------------------------------------------------------------  ------------
        Goldman, Sachs & Co................................................    5,175,000
        Morgan Stanley & Co. Incorporated..................................    5,175,000
        Merrill Lynch, Pierce, Fenner & Smith Incorporated.................    4,050,000
        Donaldson, Lufkin & Jenrette Securities Corporation................    2,025,000
        Lehman Brothers Inc................................................    2,025,000
        SBC Warburg Dillon Read Inc........................................    2,025,000
        Smith Barney Inc...................................................    2,025,000
                                                                             -----------
                  Total....................................................   22,500,000
                                                                             ===========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares (directly or through the purchase and exercise of SSI Warrants) offered hereby, if any are taken. With respect to shares of Common Stock obtained upon the purchase and exercise of SSI Warrants, the U.S. Underwriters will remit the exercise price of the SSI Warrants to the Company.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $.90 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 2,500,000 shares of Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International Limited, Merrill Lynch International, Donaldson, Lufkin & Jenrette International, Lehman Brothers International (Europe), Swiss Bank Corporation, acting through its division SBC Warburg Dillon Read and Smith Barney Inc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the

United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 3,375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 22,500,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 375,000 additional shares of Common Stock.

     The Company and the Selling Stockholders have agreed, with certain exceptions, not to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) with respect to the Company only, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for (i) the shares to be sold in the offerings and the SSI Warrants to be cancelled, (ii) any shares of Common Stock issued by the Company pursuant to stock option plans in effect on the date of this Prospectus, (iii) option grants under stock option plans in effect on the date of this Prospectus, (iv) any agreement of the Company in connection with an acquisition of assets or properties or any capital stock issuable pursuant to the terms of such an agreement, (v) capital stock issuable upon the exercise of warrants outstanding on the date of this Prospectus or (vi) the cancellation of warrants, for a period of at least 90 days from the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

     In connection with the offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The SSI Warrants being purchased by the several U.S. Underwriters from SSI Equity Associates will be purchased at a price per underlying share equal to the initial public offering price less the exercise price of each such SSI Warrant and the underwriting discount per underlying share. The U.S. Underwriters will immediately exercise such SSI Warrants by paying the Company the aggregate exercise price of the SSI Warrants, and will include in the offering the 2,578,828 shares of Common Stock issuable as a result of such exercise. The International Underwriters will similarly purchase and exercise SSI Warrants, and will include in the international offering 286,536 shares of Common Stock issuable as a result of such exercise.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

==========================================================

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information.....................   3
Summary...................................   4
Price Range of Common Stock...............   7
Dividend Policy...........................   7
Capitalization............................   8
Selected Financial Data...................   9
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  10
Business..................................  16
Principal and Selling Stockholders........  21
Description of Capital Stock..............  24
Certain United States Tax Consequences to
  Non-United States Holders...............  24
Legal Matters.............................  27
Experts...................................  27
Information Incorporated by Reference.....  28
Index to Consolidated Financial
  Statements.............................. F-1
Underwriting.............................. U-1

==========================================================
==========================================================

                               25,000,000 SHARES

                                  SAFEWAY INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

                                      LOGO

                            ------------------------

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                LEHMAN BROTHERS

                          SBC WARBURG DILLON READ INC.

                              SALOMON SMITH BARNEY

                      REPRESENTATIVES OF THE UNDERWRITERS
==========================================================